Filed Pursuant to Rule 424(b)(5)
Registration No. 333-103710
Prospectus Supplement
(To Prospectus dated March 14, 2003)
1,500,000 Common Units
Representing Limited Partner Interests

We are selling 1,500,000 common units representing limited partner interests in Sunoco Logistics Partners L.P. Our common units are listed on the New York Stock Exchange under the symbol “SXL.” The last reported sales price of our common units on the New York Stock Exchange on August 4, 2005 was $39.00 per common unit.
Investing in our common units involves risk. Please read “Risk Factors” beginning on page S-11 of this prospectus supplement and on page 4 of the accompanying prospectus.

	Per Common Unit	Total

Public offering price	$39.000	$58,500,000
Underwriting discount	$1.657	$2,485,500
Proceeds to Sunoco Logistics Partners L.P. (before expenses)	$37.343	$56,014,500
We have granted the underwriters a 30-day option to purchase up to an additional 225,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 1,500,000 common units in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about August 10, 2005.

Lehman Brothers

Citigroup

Stifel, Nicolaus & Company
Incorporated
August 4, 2005

WASHINGTON
Moses Lake
Spokane
Great Falls
MONTANA
Billings
IDAHO
WISCONSIN
Green Bay
Milwaukee
Madison
Rockford
Chicago
Grand Haven
Lansing
Niles
Detroit
Toledo
Buffalo
Syracuse
NEW YORK
PENNSYLVANIA
Pittsburgh
NEW JERSEY
Philadelphia
Marcus Hook
MARYLAND
DELAWARE
OHIO
INDIANA
ILLINOIS
MISSOURI
St. Louis
VIRGINIA
Enid
Cushing
OKLAHOMA
Tulsa
Duncan
Wichita Falls
Ringgold
Longview
Corsicana
Kilgore
Colorado City
TEXAS
Wortham
LOUISIANA
Hearne
Mt. Belvieu
Nederland Terminal
Legend
Pipeline Systems
Western Pipeline System
Eastern Pipeline System
Joint Ventures
Explorer Pipeline System
West Shore Pipe Line
Wolverine Pipe Line
Yellowstone Pipe Line
West Texas Gulf Pipe Line
Texas Crude Oil Pipeline Acquisition
Texas Crude Oil Pipeline
Proposed 20-mile Pipeline
Terminal Facilities
Nederland Terminal
Product Terminal
Inkster LPG Terminal
Sunoco, Inc. Refinery

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common units. If the information about the common unit offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

Prospectus Supplement
Prospectus dated March 14, 2003

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference for a more complete understanding of this offering. Please read “Risk Factors” beginning on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus for more information about important risks that you should consider before buying our common units. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional common units.
      As used in this prospectus supplement, unless the context otherwise indicates, the terms “we,” “us,” “our” and similar terms mean Sunoco Logistics Partners L.P., together with our operating subsidiaries. References to “Sunoco” mean Sunoco, Inc., the owner of our general partner. References to “Sunoco R&M” mean Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, through which Sunoco conducts its refining and marketing operations.
Sunoco Logistics Partners L.P.
      We are a publicly traded Delaware limited partnership formed by Sunoco, Inc. to own, operate and acquire a geographically diverse portfolio of complementary pipeline, terminalling, and crude oil acquisition and marketing assets. We are principally engaged in the transportation, terminalling and storage of refined products and crude oil and the purchase and sale of crude oil.
      Our initial public offering was completed in February 2002 at an initial public offering price of $20.25 per common unit. Since our initial public offering, we have completed eight acquisitions, and we have increased our quarterly cash distribution by 44.4% from $0.45 per unit, or $1.80 per unit on an annualized basis, to $0.65 per unit, or $2.60 per unit on an annualized basis. On July 27, 2005, we declared a quarterly cash distribution of $0.6375 per unit for the second quarter of 2005, or $2.55 per unit on an annualized basis. We expect to pay the quarterly distribution for the second quarter of 2005 on August 12, 2005 to unitholders of record as of August 8, 2005. None of the common units purchased in this offering will receive the declared distribution for the second quarter of 2005 due to the timing of this offering in relation to the record date for the distribution.
      As a result of our acquisition of a $100.0 million crude oil pipeline system and related storage facilities located in Texas on August 1, 2005, the board of directors of our general partner decided to advance the date for action on the quarterly cash distribution for the third quarter ending September 30, 2005 and declared a quarterly cash distribution of $0.65 per unit, or $2.60 per unit on an annualized basis, payable on November 14, 2005 to unitholders of record on November 7, 2005. The increased quarterly cash distribution for the third quarter of 2005 represents a 2.0% increase over the quarterly cash distribution declared for the second quarter of 2005. When paid, this distribution will represent the ninth increase in our past ten quarterly distributions. We intend to continue to grow our business through strategic acquisitions and expansion projects that increase per unit cash flow.
      Our business is currently comprised of three segments, consisting of our Eastern Pipeline System, our Terminal Facilities and our Western Pipeline System.

•	Eastern Pipeline System. Our Eastern Pipeline System includes approximately 1,740 miles of refined product pipelines, including a two-thirds interest in the 80-mile refined product Harbor pipeline, 58 miles of inter-refinery pipelines between two of Sunoco R&M’s refineries, and a 123-mile crude oil pipeline, all of which primarily serve Sunoco R&M’s refining and marketing operations in the northeastern and midwestern United States. In addition, our Eastern Pipeline System includes equity interests in four refined product pipelines, which primarily serve third-party shippers. These equity interests include: (i) a 9.4% interest in Explorer Pipeline Company, a joint venture that owns a 1,413-mile refined product pipeline; (ii) a 31.5% interest in Wolverine Pipe Line Company, a joint venture that owns a 721-mile refined product pipeline; (iii) a 12.3% interest in West Shore Pipe Line

Company, a joint venture that owns a 652-mile refined product pipeline; and (iv) a 14.0% interest in Yellowstone Pipe Line Company, a joint venture that owns a 655-mile refined product pipeline.

•	Terminal Facilities. Our Terminal Facilities consist of: (i) 35 inland refined product terminals with an aggregate storage capacity of approximately 5.9 million barrels, primarily serving our Eastern Pipeline System; (ii) a 2.0 million-barrel refined product terminal serving Sunoco R&M’s Marcus Hook refinery near Philadelphia, Pennsylvania; (iii) the Nederland Terminal, a 12.5 million barrel marine crude oil terminal located on the Texas Gulf Coast; (iv) one inland and two marine crude oil terminals with a combined capacity of approximately 3.4 million barrels and related pipelines, all of which serve Sunoco R&M’s Philadelphia refinery; (v) four ship and barge docks which serve Sunoco R&M’s Eagle Point refinery; and (vi) a 1.0 million barrel liquefied petroleum gas, or LPG, terminal located near Detroit, Michigan, which principally serves Sunoco R&M’s refinery in Toledo, Ohio.

•	Western Pipeline System. Our Western Pipeline System gathers, purchases, sells, and transports crude oil principally in Oklahoma and Texas and consists of: (i) approximately 2,120 miles of crude oil trunk pipelines and approximately 520 miles of crude oil gathering lines that supply the trunk pipelines; (ii) approximately 120 crude oil transport trucks and approximately 130 crude oil truck unloading facilities; and (iii) a 43.8% interest in West Texas Gulf Pipe Line Company, a joint venture that owns a 579-mile crude oil pipeline.
      In addition, on August 1, 2005, we purchased a crude oil pipeline system and related crude oil storage facilities located in Texas from an affiliate of Exxon Mobil Corporation for an aggregate purchase price of $100.0 million. As a result of the closing of this transaction, the board of directors of our general partner decided to advance the date for action on the quarterly cash distribution for the third quarter ending September 30, 2005 and declared a quarterly cash distribution of $0.65 per unit, or $2.60 per unit on an annualized basis. This pipeline system is included in our Western Pipeline System. Please read “— Recent Developments” beginning on page S-4 and “Overview of the Acquisition” beginning on page S-15 of this prospectus supplement for more information about these assets.
      We transport, terminal, and store refined products and crude oil in 19 states and Canada. We generate revenues by charging tariffs for transporting refined products, crude oil and other hydrocarbons through our pipelines as well as by charging fees for storing refined products, crude oil and other hydrocarbons in, and for providing other services at, our terminals. We also generate revenues by purchasing domestic crude oil and selling it to Sunoco R&M and other customers. Generally, as we purchase crude oil we simultaneously enter into corresponding sale transactions involving physical deliveries of crude oil, which enables us to secure a profit on the transaction at the time of purchase and establish a substantially balanced position, thereby minimizing our exposure to crude oil price volatility after the initial purchase. However, the margins we receive from these transactions may vary from period to period. We do not enter into futures contracts or other derivative instruments in connection with these purchases and sales.
      For the year ended December 31, 2004, we had revenues of approximately $3.5 billion, EBITDA of $109.3 million and net income of $57.0 million. For the six months ended June 30, 2005, we had revenues of approximately $2.1 billion, EBITDA of $59.3 million and net income of $33.1 million. For an explanation of EBITDA and a reconciliation of EBITDA to operating income, please read note 7 to “— Summary Financial and Operating Data” on page S-10 of this prospectus supplement.
Our Business Strategies
      Our primary business strategies are to:

•	generate stable cash flows;

•	increase our pipeline and terminal throughput;

•	pursue strategic and accretive acquisitions that complement or supplement our existing asset base; and

•	continue to improve our operating efficiency and to reduce our costs.

Our Competitive Strengths
      We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	We have a unique strategic relationship with Sunoco and its affiliates. Most of our refined product and crude oil pipelines and terminals are directly linked to Sunoco R&M’s refineries and afford Sunoco R&M a cost-effective means to access crude oil and distribute refined products. In connection with our initial public offering, we entered into an agreement with Sunoco R&M under which Sunoco R&M agreed to use the pipelines and terminals that we owned as of that time. Sunoco R&M’s obligations under this agreement expire in 2007 and 2009. In addition, we and Sunoco and its affiliates can jointly bid on potential acquisitions, and we are entitled to purchase from Sunoco and its affiliates any significant crude oil or refined product pipeline and terminalling assets, which we often refer to as logistics assets, associated with acquisitions made by Sunoco and its affiliates. Our acquisition of the ship and barge docks and truck loading racks serving Sunoco R&M’s Eagle Point refinery in March 2004 is an example of our exercising our right to acquire logistics assets from Sunoco and its affiliates. As part of the Eagle Point acquisition, we entered into an agreement with Sunoco R&M under which Sunoco R&M agreed to use those logistics assets until March 2016.

•	Our refined product pipelines and terminal facilities are strategically located in areas with high demand. We have a strong presence in the northeastern and midwestern United States, and our transportation and distribution assets in these regions operate at high utilization rates, providing us with a base of stable cash flows.

•	We have a complementary portfolio of assets that are both geographically and operationally diverse. Our assets include refined product pipelines and terminals in the northeastern and midwestern United States, a crude oil terminal on the Texas Gulf Coast and crude oil pipelines in Oklahoma and Texas. We also own equity interests in four refined product pipelines located in the central and western regions of the United States and one crude oil pipeline extending across Texas. This geographic and asset diversity contributes to the stability of our cash flows.

•	Our pipelines and terminal facilities are efficient and well-maintained. In recent years, we have made significant investments to upgrade our asset base. All of our refined product pipelines and terminal facilities and many of our crude oil pipelines are automated to provide continuous, real-time, operational data. We continually undertake internal inspection programs and other procedures to monitor the integrity of our pipelines.

•	Our executive officers and directors have extensive energy industry experience. Our executive officers and directors have broad experience in the energy industry and our management team has operated our core assets for over ten years. As a result, we believe that we have the expertise to execute our business strategies and manage our assets and operations effectively. Our general partner has adopted incentive compensation plans to closely align the interests of our executive officers with the interests of our common unitholders.
Our Relationship with Sunoco and its Affiliates
      We have a strong and mutually beneficial relationship with Sunoco, one of the leading independent refining and marketing companies in the United States and the largest refiner in the northeastern United States. Sunoco operates its businesses through a number of operating subsidiaries, the primary one being Sunoco R&M, which operates Sunoco’s refineries and markets gasoline and convenience items through approximately 4,800 retail sites. Sunoco R&M owns and operates five refineries with an aggregate refining capacity of approximately 900,000 barrels per day, or bpd. Substantially all of Sunoco’s business activities with us are conducted through Sunoco R&M and the majority of our operations are strategically located within Sunoco R&M’s refining and marketing supply chain. Sunoco R&M relies on us to provide transportation and terminalling services that support a significant portion of its refining and marketing operations.

      The success of our operations depends substantially upon the continued use of our pipelines and terminal facilities by Sunoco R&M. For the six months ended June 30, 2005, Sunoco R&M accounted for approximately 68% of the total revenues of our Eastern Pipeline System, approximately 69% of the total revenues of our Terminal Facilities and approximately 45% of the total revenues of our Western Pipeline System. We have entered into agreements with Sunoco R&M under which Sunoco R&M has agreed to use many of our logistics assets. The majority of Sunoco R&M’s minimum revenue obligations under these agreements will expire in 2007 and 2009. Since our initial public offering, revenues generated by Sunoco R&M related to these agreements have exceeded these minimum revenue obligations by an average of approximately 19% per year. We expect to continue to derive a substantial portion of our revenues from Sunoco R&M for the foreseeable future. These agreements and other related contracts, coupled with the strategic interplay between our assets and Sunoco R&M’s assets, result in a mutually beneficial relationship between us and Sunoco R&M.
      After this offering of our common units, Sunoco, through its ownership of our general partner, will have an aggregate 46.1% limited partner interest and a 2.0% general partner interest in us. Because of its significant equity ownership in us and operational relationship with us, Sunoco will continue to have a substantial vested interest in the growth and success of our business. In addition, our general partner and its affiliates, which are indirectly owned by Sunoco, employ approximately 1,150 people who provide direct support to our operations. We do not have any employees.
Recent Developments
      Acquisition of Crude Oil Pipeline System and Related Storage Facilities. On August 1, 2005, we purchased a crude oil pipeline system, related storage facilities and other related assets located in Texas for an aggregate purchase price of $100.0 million in cash from an affiliate of Exxon Mobil Corporation. We funded the acquisition of these assets with $25.0 million of cash on hand and $75.0 million of borrowings under our revolving credit facility. We will use the net proceeds from this offering and our general partner’s capital contribution to repay approximately $56.7 million of these borrowings under our revolving credit facility. As a result of the closing of this transaction, the board of directors of our general partner decided to advance the date for action on the quarterly cash distribution for the third quarter ending September 30, 2005 and declared a quarterly cash distribution of $0.65 per unit, or $2.60 per unit on an annualized basis.
      These assets that we purchased consist primarily of:

•	a 187-mile, 16-inch crude oil pipeline extending from Corsicana, Texas to Wichita Falls, Texas with an operating capacity of approximately 125,000 bpd;

•	crude oil terminals located in Corsicana and Ringgold, Texas with approximately 2.9 million barrels and 0.5 million barrels, respectively, of shell capacity for crude oil storage, which are connected to the crude oil pipeline described above; and

•	a 104-mile, 12-inch crude oil pipeline extending from Kilgore, Texas to Corsicana, which is currently idle.
      We have agreed to assume certain environmental liabilities associated with the assets we purchased. In connection with this acquisition, we intend to invest approximately $17.0 million to construct a 20-mile crude oil pipeline, which we expect to complete during the fourth quarter of 2005. This pipeline will connect these assets to the 579-mile crude oil pipeline owned by West Texas Gulf Pipe Line Company, a joint venture in which we own a 43.8% interest and also serve as the operator. We expect to fund the construction of the proposed 20-mile pipeline through borrowings under our revolving credit facility.
      Distribution Declared for Second Quarter 2005. On July 27, 2005, we announced a quarterly cash distribution of $0.6375 per unit for the period from April 1 through June 30, 2005. The second quarter 2005 distribution represents an 8.5% increase over the second quarter 2004 distribution of $0.5875 per unit. We will pay the distribution on August 12, 2005 to unitholders of record at the close of business on August 8, 2005. None of the common units purchased in this offering will receive the declared distribution for the second quarter of 2005 due to the timing of this offering in relation to the record date for the distribution.

      Relocation of Tulsa, Oklahoma Operations. On June 10, 2005, we announced that we would relocate the headquarters of our Western Pipeline System from Tulsa, Oklahoma to Houston, Texas. This relocation will affect approximately 109 employees and is expected to be completed by the end of the first quarter of 2006.
Our Ownership, Structure and Management
      Our operations are conducted through, and our operating assets are owned by, our operating partnership and its subsidiaries. Our general partner has sole responsibility for conducting our business and for managing our operations. The senior executives of our general partner manage our business.
      Upon consummation of this offering:

•	There will be 13,580,309 publicly held common units outstanding representing an aggregate 51.9% limited partner interest;

•	Sunoco, through its ownership of our general partner, will own 3,526,005 common units and 8,537,729 subordinated units representing an aggregate 46.1% limited partner interest; and

•	Our general partner will continue to own a 2.0% general partner interest in us and all of the incentive distribution rights.
      The following chart depicts the organization and ownership of us and our subsidiaries after giving effect to this offering, but before any exercise of the underwriters’ option to purchase additional common units.

Percentage
Interest
Ownership of Sunoco Logistics Partners L.P.
Public Common Units	51.9%
Sunoco Partners LLC Common Units	13.5%
Sunoco Partners LLC Subordinated Units	32.6%
Sunoco Partners LLC General Partner Interest	2.0%

Total	100.0%

      Our principal executive offices are located at Mellon Bank Center, 1735 Market Street, Philadelphia, Pennsylvania 19103, and our phone number is (866) 248-4344.

The Offering

Common units offered by us	1,500,000 common units.

1,725,000 common units if the underwriters exercise their option to purchase an additional 225,000 common units.

Units outstanding before this offering	15,606,314 common units and 8,537,729 subordinated units.

Units outstanding after this offering	17,106,314 common units and 8,537,729 subordinated units.

Use of proceeds	We will use all of the net proceeds from this common unit offering and our general partner’s related capital contribution to repay approximately $56.7 million of indebtedness incurred under our revolving credit facility to finance a portion of the purchase price for the crude oil pipeline system and related crude oil storage facilities located in Texas that we acquired from an affiliate of Exxon Mobil Corporation. Affiliates of certain of the underwriters participating in this offering are lenders under our revolving credit facility and will receive greater than 10% of the net proceeds of this offering through our partial repayment of that facility. Please read “Underwriting—Relationships.”

We will use all the net proceeds from any exercise of the underwriters’ option to purchase additional common units, together with our general partner’s related capital contribution, for general partnership purposes, including the repayment of additional indebtedness.

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand as of the end of each quarter, less reserves established by our general partner in its reasonable discretion and payment of fees and expenses, including payments to our general partner. We refer to this cash as “available cash,” and we define it in our partnership agreement.

On July 27, 2005, we announced a quarterly cash distribution of $0.6375 per unit for the second quarter of 2005, or $2.55 per unit on an annualized basis. We will pay the quarterly distribution for the second quarter of 2005 on August 12, 2005 to unitholders of record as of August 8, 2005. None of the common units purchased in this offering will receive the declared distribution for the second quarter of 2005 due to the timing of this offering in relation to the record date for the distribution.

On August 1, 2005, as a result of our acquisition of the $100.0 million crude oil pipeline system and storage facilities located in Texas, the board of directors of our general partner decided to advance the date for action on the quarterly cash distribution for the third quarter ending September 30, 2005 and declared a quarterly cash distribution of $0.65 per unit, or $2.60 per unit on an annualized basis, payable on November 14, 2005 to unitholders of record on November 7, 2005.

When our quarterly cash distribution exceeds $0.50 per limited partner unit in any quarter, our general partner receives a higher percentage of the cash distributed in excess of $0.50 per limited partner unit, in increasing percentages up to 50% if the quarterly cash distribution exceeds $0.70 per limited partner unit. For a description of our cash distribution policy, please read “Cash Distributions” in the accompanying prospectus.

Subordination period	The subordination period for the subordinated units will end once we meet the financial requirements in the partnership agreement, but it generally cannot end before December 31, 2006.

When the subordination period ends, all remaining subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Early conversion of subordinated units	We met the financial requirements in our partnership agreement for the quarter ended on December 31, 2004 for the early conversion of a portion of our subordinated units. As a result, on February 15, 2005, 25%, or 2,845,910, of our originally issued subordinated units converted into common units. If we meet these requirements for any quarter ending on or after December 31, 2005, an additional 25% of our originally issued subordinated units will convert into common units.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for the distribution with respect to the fourth calendar quarter of 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for the taxable years 2005 through 2007 that will be less than 25% of the cash distributed to you with respect to that period. This estimated taxable income amount is largely comprised of qualified dividends we receive, which are generally taxable to an individual at a maximum federal income tax rate of 15%. Please read “Tax Considerations” beginning on page S-18 of this prospectus supplement for the basis for this estimate.

New York Stock Exchange symbol	SXL

Summary Financial and Operating Data
      On February 8, 2002, we completed our initial public offering and related transactions whereby we became the successor to Sunoco Logistics (Predecessor), which consisted of a substantial portion of the wholly owned logistics operations of Sunoco and its subsidiaries. The following table sets forth summary condensed consolidated financial and operating data for the years ended December 31, 2002, 2003 and 2004 and for the six months ended June 30, 2004 and 2005. The summary financial and operating data presented is derived from (i) the audited financial statements of Sunoco Logistics Partners L.P., which reflect us and the Predecessor for 2002, and us for 2003 and 2004, and which are included in our Annual Report on Form 10-K for the year ended December 31, 2004, and (ii) the unaudited financial statements included in our Quarterly Report on Form 10-Q for the six months ended June 30, 2005. Our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 are incorporated by reference herein.
      The summary financial and operating data should be read together with, and is qualified in its entirety by reference to, our historical condensed consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our Annual Report on Form 10-K for the year ended December 31, 2004 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

	Sunoco Logistics
	and Predecessor		Sunoco Logistics

							Six Months Ended
	Year Ended December 31,						June 30,

	2002(1)		2003(2)		2004(3)		2004	2005

							(Unaudited)
	($ in thousands, except per unit amounts)
Income Statement Data:
Revenues:
Sales and other operating revenue:
Affiliates	$1,147,721		$1,383,090		$1,751,612		$780,441	$971,933
Unaffiliated customers	676,307		1,274,383		1,699,673		781,446	1,120,361
Other income(4)	6,904		16,730		13,932		6,877	7,716

Total revenues	1,830,932		2,674,203		3,465,217		1,568,764	2,100,010

Costs and expenses:
Cost of products sold and operating expenses	1,690,896		2,519,160		3,307,480		1,488,847	2,016,299
Depreciation and amortization	31,334		27,157		31,933		15,308	15,615
Selling, general and administrative expenses	43,073		48,412		48,449		24,696	24,424

Total costs and expenses	1,765,303		2,594,729		3,387,862		1,528,851	2,056,338

Operating income	65,629		79,474		77,355		39,913	43,672
Net interest cost and debt expense	17,299		20,040		20,324		9,928	10,580

Income before income tax expense	48,330		59,434		57,031		29,985	33,092
Income tax expense	1,555		—		—		—	—

Net income	$46,775		$59,434		$57,031		$29,985	$33,092

Net income per limited partner unit:
Basic	$1.87	(5)	$2.55		$2.29		$1.23	$1.29

Diluted	$1.86	(5)	$2.53		$2.27		$1.22	$1.28

Cash distributions per unit to limited partners(6):
Paid	$1.16		$1.99		$2.32		$1.12	$1.25

Declared	$1.65		$2.05		$2.40		$1.16	$1.26

Balance Sheet Data (at period end):
Net properties, plants and equipment	$573,514		$583,164		$647,200		$622,128	$649,551
Total assets	1,093,880		1,181,006		1,368,786		1,311,938	1,516,371
Total debt	317,445		313,136		313,305		313,220	313,389
Total partners’ capital	383,033		403,758		460,594		452,719	461,484
Other Financial Data:
Net cash provided by operating activities	$2,211		$97,212		$106,622		$50,722	$29,877
Net cash used in investing activities	(85,273)		(39,008)		(95,583)		(52,906)	(17,930)
Net cash provided by/(used in) financing activities	116,902		(41,963)		(8,460)		2,507	(19,395)
Capital expenditures:
Maintenance	$27,934		$30,850		$30,829		$8,868	$10,904
Expansion	77,439	(1)	10,226	(2)	64,754	(3)	44,038	7,026

Total capital expenditures	$105,373	(1)	$41,076	(2)	$95,583	(3)	$52,906	$17,930

EBITDA(7)	$96,963		$106,631		$109,288		$55,221	$59,287
Distributable cash flow(7)	$55,415		$61,055		$65,182		$37,615	$38,698

	Sunoco Logistics
	and Predecessor	Sunoco Logistics

				Six Months Ended
	Year Ended December 31,			June 30,

	2002(1)	2003(2)	2004(3)	2004	2005

				(Unaudited)
Operating Data:
Eastern Pipeline System total shipments (in thousands of barrel miles per day)(8)(9)	56,768	55,324	59,173	56,978	55,515
Terminal Facilities throughput (bpd)	1,182,784	1,204,394	1,464,254	1,491,543	1,561,211
Western Pipeline System throughput (bpd)(8)	286,912	304,471	298,797	299,958	319,113
Crude oil purchases at wellhead (bpd)	189,277	193,176	186,827	188,065	193,325

(1)	On November 15, 2002, we acquired a company whose assets included equity interests in three products pipeline companies, consisting of a 31.5% interest in Wolverine Pipe Line Company, a 9.2% interest in West Shore Pipe Line Company, and a 14.0% interest in Yellowstone Pipe Line Company, for $54.0 million. On November 15, 2002, we also acquired a 43.8% equity interest in West Texas Gulf Pipe Line Company for $10.6 million. The aggregate purchase price of these acquisitions has been included within the 2002 expansion capital expenditures. The equity income attributable to the equity interests purchased in these acquisitions has been included in our statements of income from the dates of their acquisition.

(2)	On September 30, 2003, we acquired an additional 3.1% ownership interest in West Shore Pipe Line Company for $3.7 million, increasing our overall ownership percentage to 12.3%. The purchase price for this acquisition has been included within the 2003 expansion capital expenditures, and the equity income attributable to this additional 3.1% ownership interest in West Shore Pipe Line Company has been included in our statements of income from the date of its acquisition.

(3)	During the year ended December 31, 2004, we completed the following acquisitions: the Eagle Point logistics assets, which were purchased for $20.0 million on March 30, 2004; two refined product terminals located in Baltimore, Maryland and Manassas, Virginia, which were purchased for $12.0 million on April 28, 2004; an additional 33.3% undivided interest in the Harbor pipeline, which was acquired on June 28, 2004 for $7.3 million; and a refined product terminal located in Columbus, Ohio, which was purchased for $8.0 million on November 30, 2004. The aggregate purchase price for these acquisitions has been included within the 2004 expansion capital expenditures, and their results of operations have been included in our financial statements from their dates of acquisition.

(4)	Includes equity income from investments in corporate joint ventures.

(5)	Based on the portion of net income for 2002 applicable to the period from February 8, 2002 (the date of our initial public offering) through December 31, 2002, after deduction of our general partner’s interest in net income. Net income for the period from January 1, 2002 to February 7, 2002 totaled $3.4 million.

(6)	Cash distributions paid per unit to limited partners include payments made per unit during the period stated. Cash distributions declared per unit to limited partners include distributions declared per unit related to the quarters within the period stated. Declared distributions were paid within 45 days following the close of each quarter. The $1.65 aggregate per limited partner unit distribution for 2002 included a $0.26 per limited partner unit distribution for the first quarter, which represents the pro rata portion of the $0.45 minimum quarterly distribution for the 52-day period from the date of the initial public offering, February 8, 2002, through March 31, 2002.

(7)	EBITDA and distributable cash flow provide additional information for evaluating our ability to make distributions to our unitholders and our general partner. The following table reconciles the difference between operating income, as determined under United States generally accepted accounting principles, and EBITDA and distributable cash flow (in thousands):

				Six Months Ended
	Year Ended December 31,			June 30,

	2002	2003	2004	2004	2005

Operating income	$65,629	$79,474	$77,355	$39,913	$43,672
Depreciation and amortization	31,334	27,157	31,933	15,308	15,615

EBITDA	96,963	106,631	109,288	55,221	59,287
Interest expense, net	(17,299)	(20,040)	(20,324)	(9,928)	(10,580)
Maintenance capital expenditures	(27,934)	(30,850)	(30,829)	(8,868)	(10,904)
Sunoco reimbursements	3,685	5,314	7,047	1,190	895

Distributable cash flow	$55,415	$61,055	$65,182	$37,615	$38,698

Our management believes EBITDA and distributable cash flow information enhances an investor’s understanding of a business’ ability to generate cash for payment of distributions and other purposes. In addition, EBITDA is also used as a measure in our $250 million revolving credit facility in determining our compliance with certain covenants. However, there may be contractual, legal, economic or other reasons that may prevent us from satisfying principal and interest obligations with respect to indebtedness and may require us to allocate funds for other purposes. EBITDA and distributable cash flow do not represent and should not be considered alternatives to net income, operating income or cash flows from operating activities as determined under United States generally accepted accounting principles and may not be comparable to other similarly titled measures of other businesses.

(8)	Excludes amounts attributable to our equity ownership interests in corporate joint ventures.

(9)	Total shipments represent the total average daily pipeline throughput multiplied by the number of miles of pipeline through which each barrel has been shipped. We believe that total shipments is a better performance indicator for the Eastern Pipeline System than throughput as certain refined product pipelines, including inter-refinery and transfer pipelines, transport large volumes over short distances and generate minimal revenues.

RISK FACTORS
      You should read carefully the discussion of the material risks relating to our business under the caption “Risk Factors” beginning on page 4 of the accompanying prospectus. The assets associated with our acquisition of the crude oil pipeline system and related storage facilities located in Texas are generally subject to the same business risks as our other assets, such as disruptions in refinery production, changes in market conditions, competing pipelines, reductions in throughput and adverse changes in the price of crude oil. Please read “Risk Factors — Risks Inherent in Our Business” of the accompanying prospectus for a discussion of these business risks. In addition, please read carefully the following risks relating to your limited liability and our general partner’s discretion in establishing cash reserves.

A unitholder may not have limited liability if a state or federal court finds that we are not in compliance with the applicable statutes or that unitholder action constitutes control of our business.
      The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. A unitholder could be held liable in some circumstances for our obligations to the same extent as a general partner if a state or federal court determined that:

•	we had been conducting business in any state without complying with the applicable limited partnership statute; or

•	the right or the exercise of the right by the unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted participation in the “control” of our business.
      Under applicable state law, our general partner has unlimited liability for our obligations, including our debts and environmental liabilities, if any, except for our contractual obligations that are expressly made without recourse to the general partner.
      In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that under some circumstances a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

Our general partner’s discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to our unitholders.
      Our partnership agreement requires our general partner to deduct from operating surplus cash, reserves that, in the general partner’s reasonable discretion, are necessary to fund our future operating expenditures. In addition, the partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to our unitholders. These cash reserves will affect the amount of cash available for distribution to our unitholders.

USE OF PROCEEDS
      We will receive net proceeds of approximately $56.0 million from the sale of the 1,500,000 common units we are offering after deducting the underwriting discount but before offering expenses. We will also receive approximately $1.2 million from our general partner’s related capital contribution to maintain its 2.0% general partner interest in us. We will use all of the net proceeds from this offering and our general partner’s capital contribution to repay approximately $56.7 million of indebtedness incurred under our revolving credit facility to finance a portion of the purchase price for the crude oil pipeline system and related crude oil storage facilities located in Texas that we acquired from an affiliate of Exxon Mobil Corporation. Please read “Overview of the Acquisition” for more information regarding this acquisition. Affiliates of certain of the underwriters participating in this offering are lenders under our revolving credit facility and will receive greater than 10% of the net proceeds of this offering through our partial repayment of that facility. Please read “Underwriting — Relationships.”
      We will use all the net proceeds from any exercise of the underwriters’ option to purchase additional common units, together with our general partner’s related capital contribution, for general partnership purposes, including the repayment of additional indebtedness.
      As of June 30, 2005, interest on borrowings under our revolving credit facility had a weighted average interest rate of 3.8%. The revolving credit facility matures on November 20, 2009. Debt incurred under our revolving credit facility within the past year of $75.0 million was used to finance a portion of the purchase price for the crude oil pipeline system and related crude oil storage facilities located in Texas that we acquired from an affiliate of Exxon Mobil Corporation.

CAPITALIZATION
      The following table sets forth our capitalization as of June 30, 2005:

•	on an actual basis;

•	as adjusted to give effect to the acquisition of the crude oil pipeline system, related storage facilities and other related assets located in Texas from an affiliate of Exxon Mobil Corporation and the financing of a portion of the purchase price with borrowings under our revolving credit facility; and

•	as adjusted to give effect to the common units offered by this prospectus supplement, our general partner’s related capital contribution and the application of the net proceeds therefrom in the manner described under “Use of Proceeds.”
      This table should be read together with our historical financial statements and the accompanying notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of June 30, 2005

		As Adjusted	As Adjusted
		for the	for the
	Actual	Acquisition	Offering

	($ in thousands)
Cash and cash equivalents	$45,212	$20,212	$20,212

Revolving credit facility	$64,500	$139,500	$82,792
7.25% Senior Notes due 2012	248,889	248,889	248,889

Total debt	$313,389	$388,389	$331,681

Partners’ capital
Unitholders	$453,443	$453,443	$508,957
General partner	8,041	8,041	9,235

Total partners’ capital	$461,484	$461,484	$518,192

Total capitalization	$774,873	$849,873	$849,873

      This table does not reflect the issuance of up to 225,000 common units that may be sold to the underwriters upon exercise of their option to purchase additional common units, the proceeds of which, together with our general partner’s related capital contribution, will be used for general partnership purposes, including the repayment of additional indebtedness.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS
      At the close of business on August 2, 2005, there were 79 holders of record of our common units. These holders of record included our general partner with 3,526,005 common units registered in its name, and Cede & Co. with 11,999,943 common units registered in its name. Our common units are traded on the New York Stock Exchange under the symbol “SXL.”
      As of August 2, 2005, 8,537,729 subordinated units were outstanding. The subordinated units are held by our general partner and are not publicly traded.
      The following table sets forth, for the periods indicated, the high and low closing sales prices for our common units, as reported on the New York Stock Exchange Composite Transactions Tape, and quarterly cash distributions paid to our unitholders. The last reported closing sales price of our common units on the New York Stock Exchange on August 4, 2005 was $39.00 per common unit.

	Closing Sales
	Price Ranges		Cash
			Distributions
	High	Low	per Unit(1)

2005
Third Quarter (through August 4, 2005)	$41.13	$38.05	$0.6500	(2)
Second Quarter	42.85	37.01	0.6375	(3)
First Quarter	43.85	40.30	0.6250
2004
Fourth Quarter	$43.05	$38.75	$0.6250
Third Quarter	39.36	36.00	0.6125
Second Quarter	39.75	31.47	0.5875
First Quarter	42.20	34.48	0.5700
2003
Fourth Quarter	$37.11	$30.80	$0.5500
Third Quarter	32.45	28.35	0.5125
Second Quarter	30.75	26.20	0.5000
First Quarter	25.95	22.85	0.4875
2002
Fourth Quarter	$24.07	$21.10	$0.4875
Third Quarter	23.25	18.85	0.4500
Second Quarter	24.00	20.95	0.4500
First Quarter	23.44	20.49	0.2600	(4)

(1)	Represents cash distributions attributable to the quarter and declared and paid or to be paid within 45 days after quarter end. We declared and, within 45 days of the end of the period, paid cash distributions to our general partner with respect to its 2.0% general partner interest that totaled $1.0 million for the quarter ended March 31, 2005, $3.0 million for the year ended December 31, 2004, $1.2 million for the year ended December 31, 2003 and $0.8 million for the period from February 8, 2002 through December 31, 2002. We declared cash distributions to our general partner with respect to its 2.0% general partner interest that totaled $1.1 million for the quarter ended June 30, 2005, which will be paid on August 12, 2005.

(2)	As a result of our acquisition of a $100.0 million crude oil pipeline system and related storage facilities located in Texas on August 1, 2005, the board of directors of our general partner decided to advance the date for action on the quarterly cash distribution for the third quarter ending September 30, 2005 and declared a quarterly cash distribution of $0.65 per unit, or $2.60 per unit on an annualized basis, payable on November 14, 2005 to unitholders of record on November 7, 2005.

(3)	None of the common units purchased in this offering will receive the declared distribution for the second quarter of 2005 due to the timing of this offering in relation to the record date for the distribution.

(4)	The distribution for the first quarter of 2002 represents a pro rated distribution of $0.45 per common and subordinated unit for the period from February 8, 2002 through March 31, 2002.

OVERVIEW OF THE ACQUISITION
      On August 1, 2005, we purchased a crude oil pipeline system, related storage facilities and other related assets located in Texas for an aggregate purchase price of $100.0 million in cash from an affiliate of Exxon Mobil Corporation. We funded the acquisition of these assets with $25.0 million of cash on hand and $75.0 million of borrowings under our revolving credit facility. We will use the net proceeds from this offering and our general partner’s capital contribution to repay approximately $56.7 million of these borrowings under our revolving credit facility. As a result of the closing of this transaction, the board of directors of our general partner decided to advance the date for action on the quarterly cash distribution for the third quarter ending September 30, 2005 and declared a quarterly cash distribution of $0.65 per unit, or $2.60 per unit on an annualized basis.
      The assets that we purchased include:

•	a 187-mile, 16-inch crude oil pipeline extending from Corsicana, Texas to Wichita Falls, Texas with an operating capacity of approximately 125,000 bpd;

•	crude oil terminals located in Corsicana and Ringgold, Texas with approximately 2.9 million barrels and 0.5 million barrels, respectively, of shell capacity for crude oil storage, which are connected to the crude oil pipeline described above;

•	a 104-mile, 12-inch crude oil pipeline extending from Kilgore, Texas to Corsicana, which is currently idle; and

•	certain other assets, including approximately 20 miles of crude oil gathering lines that are currently idle.
      In connection with this acquisition, we have agreed to assume certain environmental liabilities associated with the assets we purchased and have executed a throughput and deficiency agreement pursuant to which a shipper committed to ship a minimum throughput of feedstock along the newly acquired pipeline.
      In connection with this acquisition, we intend to invest approximately $17 million to construct a 20-mile crude oil pipeline that will connect these assets to the 579-mile West Texas Gulf crude oil pipeline, in which we own a 43.8% interest and of which we are the operator. The 20-mile pipeline will extend from Corsicana, Texas to Wortham, Texas and is expected to be completed in the fourth quarter of 2005. We expect to fund the construction of this pipeline through borrowings under our revolving credit facility. This pipeline connection will allow for the reactivation of the south leg of the West Texas Gulf pipeline extending from our Nederland, Texas crude oil terminal to Wortham, Texas. As a result, certain of our refining customers will be able to source both foreign and Gulf of Mexico crude oil through our Nederland, Texas terminal. In addition, the acquisition and related pipeline construction will enhance the capability and flexibility of our Nederland terminal by providing connections to key crude oil markets, including Cushing, Oklahoma.

MANAGEMENT
      The following table shows information with respect to the directors and executive officers of our general partner, Sunoco Partners LLC. Executive officers and directors are elected for one-year terms.

Name	Age	Position with Our General Partner

John G. Drosdick	61	Chairman and Director
Deborah M. Fretz	57	President, Chief Executive Officer and Director
Cynthia A. Archer	52	Director
L. Wilson Berry, Jr.	62	Director
Stephen L. Cropper	55	Director
Michael H.R. Dingus	57	Director
Gary W. Edwards	63	Director
Bruce G. Fischer	50	Director
Thomas W. Hofmann	54	Director
Paul S. Broker	45	Vice President, Western Operations
Bruce D. Davis, Jr.	48	Vice President, General Counsel and Secretary
David A. Justin	53	Vice President, Eastern Operations
Christopher W. Keene	40	Vice President, Business Development
Paul A. Mulholland	53	Treasurer
Colin A. Oerton	41	Vice President and Chief Financial Officer
      Mr. Drosdick was elected Chairman of the Board of Directors in October 2001. He has been Chairman of the Board of Directors, President and Chief Executive Officer of Sunoco since May 2000. Prior to that, he was a director, President and Chief Operating Officer of Sunoco from December 1996 to May 2000. Mr. Drosdick is a director of Lincoln National Corp. and United States Steel Corporation.
      Ms. Fretz was elected President, Chief Executive Officer and a director in October 2001. Prior to assuming her positions with us, she was Senior Vice President, MidContinent Refining, Marketing and Logistics of Sunoco since November 2000. Prior to that, she was Senior Vice President, Logistics of Sunoco from August 1994 to November 2000 and also held the position of Senior Vice President, Lubricants of Sunoco from January 1997 to November 2000. In addition, she has been President of Sun Pipe Line Company, a subsidiary of Sunoco, since October 1991. Ms. Fretz is a director of GATX Corporation.
      Ms. Archer was elected to the Board of Directors in April 2002. Ms. Archer has been Vice President, Marketing and Development of Sunoco since January 2001. Prior to joining Sunoco she was Senior Vice President, Operations for Williams-Sonoma Inc., in charge of its direct-to-customer business from June 1999 to January 2001. Ms. Archer is a director of Mercantile Bankshares Corporation.
      Mr. Berry was elected to the Board of Directors in March 2003. He is currently a consultant in the energy field. From 1998 until his retirement in 2000, Mr. Berry was Chief Executive Officer and President of Motiva Enterprises LLC, a refining and marketing joint venture in the eastern United States, established by Shell Norco Refining Company, Texaco Refining and Marketing (East) Inc. and Saudi Refining Inc. From 1996 to 1998, he was President of Texaco Refining & Marketing, Inc., a domestic refining and marketing division of Texaco, Inc.
      Mr. Cropper was elected to the Board of Directors in May 2002. Mr. Cropper is currently a private investor. From January 1996 until the time of his retirement in December 1998, he served as President and Chief Executive Officer of Williams Energy Services, a diversified energy company. Mr. Cropper served as president of Williams Pipe Line Company from 1986 to 1998. He is a director of Energy Transfer Partners LP, QuikTrip Corporation, Berry Petroleum, Rental Car Finance Corporation and NRG Energy, Inc. Mr. Cropper has also been a past chairman of the Association of Oil Pipelines, and has served on the National Petroleum Council as well as the Transportation and Public Policy Committees of the American Petroleum Institute.

      Mr. Dingus was elected to the Board of Directors in April 2002. He has been a Senior Vice President of Sunoco since January 2002. Prior to that, he was Vice President of Sunoco from May 1999 to January 2002, and he has been President of Sun Coke Company since June 1996.
      Mr. Edwards was elected to the Board of Directors in May 2002. Mr. Edwards is currently a consultant in the energy field. From November 1999 until the time of his retirement in December 2001, he was Senior Executive Vice President, Corporate Strategy & Development of Conoco, Inc., and had been Executive Vice President, Refining, Marketing, Supply & Transportation of Conoco, Inc. from September 1991 until November 1999. Mr. Edwards is a director of Entergy Corporation.
      Mr. Fischer was elected to the Board of Directors in April 2002. He has been Senior Vice President, Sunoco Chemicals of Sunoco, since January 2002. Prior to that, he was Vice President of Sunoco Chemicals from November 2000 to January 2002 and Vice President and General Manager of Sunoco MidAmerica Marketing and Refining from January 1999 to November 2000.
      Mr. Hofmann was elected to the Board of Directors in October 2001. He has been Senior Vice President and Chief Financial Officer of Sunoco since January 2002. Prior to that, he was Vice President and Chief Financial Officer of Sunoco from July 1998 to January 2002. Mr. Hofmann is a director of Viasys Healthcare, Inc.
      Mr. Broker was elected Vice President, Western Operations in November 2001. Prior to that, he had been Manager, Western Area Operations for Sun Pipe Line Company since September 2000. Prior to that, Mr. Broker served as an Area Superintendent of Eastern Area Operations for Sun Pipe Line Company from March 1997 through September 2000.
      Mr. Davis was elected Vice President, General Counsel and Secretary in November 2003. From September 2000 to November 2003, Mr. Davis was Associate General Counsel for Mirant Corporation. Prior to that, from July 1992 to September 2000, he was Associate General Counsel for Constellation Energy Group.
      Mr. Justin was elected Vice President, Eastern Operations in November 2001. From September 2000 to November 2001, Mr. Justin served as Manager, Eastern Area Operations for Sun Pipe Line Company. Prior to that, he had been Manager, Western Area Operations for Sun Pipe Line Company from 1998 through September 2000.
      Mr. Keene was elected Vice President, Business Development in January 2005. From February 2002 to December 2004, Mr. Keene was the Director, Midstream Development for Unocal Midstream & Trade (UMT), a division of Unocal Corporation. Prior to that, he had been the Director, Business Development, Unocal Global Trade, a division of Unocal Corporation, and Vice President, Unocal Pipeline Company from April 1999 to January 2002. From September 1997 to March 1999, he was Project Manager, New Ventures, Southeast Asia for Unocal Corporation and Vice President, Unocal Bharat Limited.
      Mr. Mulholland was elected Treasurer in January 2002. He has been Treasurer of Sunoco since March 2000. Prior to that, from May 1996 to April 2000, he was Assistant Treasurer of Sunoco.
      Mr. Oerton was elected Vice President and Chief Financial Officer in January 2002. From October 2001 to January 2002, he was acting as a consultant in the natural resources industry. Prior to that, from August 1996 to October 2001, he was Senior Vice President — Natural Resources Group for Lehman Brothers Holdings, Inc.

TAX CONSIDERATIONS
      The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, please read “Material Tax Considerations” beginning on page 47 of the accompanying prospectus. You are urged to consult your own tax advisor about the federal, state, foreign and local tax consequences peculiar to your circumstances.
      We estimate that if you purchase a common unit in this offering and hold the common unit through the record date for the distribution with respect to the fourth calendar quarter of 2007, you will be allocated, on a cumulative basis, an amount of federal taxable income for the taxable years 2005 through 2007 that will be less than 25% of the amount of cash distributed to you with respect to that period. This estimated taxable income amount is largely comprised of qualified dividends we receive, which are generally taxable to an individual at a maximum federal income tax rate of 15%.
      This estimate is based upon many assumptions regarding our business and operations, including assumptions with respect to capital expenditures, cash flows and anticipated cash distributions. This estimate and our assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and tax reporting positions that we have adopted and with which the Internal Revenue Service might disagree. Accordingly, we cannot assure you that this estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could materially affect the value of the common units.
      Because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, provisions of our partnership agreement will be subject to change. These changes would include a decrease in the minimum quarterly distribution and the target distribution levels to reflect the impact of those taxes.
      Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from certain permitted sources. The American Jobs Creation Act of 2004 generally treats net income from the ownership of publicly traded partnerships as derived from such a permitted source, effective for taxable years of a regulated investment company beginning after October 22, 2004. For taxable years of a regulated investment company beginning on or before October 22, 2004, very little of our income will be treated as derived from such a permitted source. Please read “Material Tax Considerations — Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.
      Under legislation enacted in 2003, the highest effective United States federal income tax rate for individuals was lowered to 35% and, in general, net capital gains (including qualified dividend income) of an individual are currently subject to a maximum 15% federal income tax rate if the asset was held for more than 12 months at the time of disposition. Under current law, these rates will sunset for tax years beginning after December 31, 2010, returning to a maximum rate for individuals of 39.6% and a maximum rate for capital gains for an individual of 20%.

UNDERWRITING
      Lehman Brothers Inc. is acting as representative of the underwriters. Under the terms of an underwriting agreement, which we will file as an exhibit to our Current Report on Form 8-K, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Number of
Underwriters	Common Units

Lehman Brothers Inc.	900,000
Citigroup Global Markets Inc.	450,000
Stifel, Nicolaus & Company, Incorporated	150,000

Total	1,500,000

      The underwriting agreement provides that the underwriters’ obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby, if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise

Per unit	$1.657	$1.657
Total	$2,485,500	$2,858,325
      The representative of the underwriters has advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.995 per unit. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.100 per unit to other dealers. After the offering, the representative may change the offering price and other selling terms.
      We estimate that offering expenses will be approximately $0.5 million (exclusive of underwriting discounts and commissions).
Option to Purchase Additional Units
      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 225,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 1,500,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements
      We and our general partner and all of the directors and executive officers of our general partner have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not, directly or indirectly, offer for sale, sell, pledge or otherwise transfer or dispose of any common units or any securities which may be converted into or exchanged for any common units or enter into any swap, derivative transaction or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units or securities convertible or exchangeable for common units for a period of 90 days from the date of this prospectus supplement, other than permitted transfers.
      Lehman Brothers Inc., in its discretion, may release the common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release common units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholders’ reasons for requesting the release, the number of common units for which the release is being requested, and market conditions at the time.
Indemnification
      We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
      The representative may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Prior to purchasing the common units being offered pursuant to this prospectus supplement, one of the underwriters purchased on behalf of the syndicate 58,200 common units at an average price of $39.634 per unit, in stabilizing transactions.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Relationships
      Lehman Brothers Inc. was the lead underwriter in our initial public offering in February 2002 and our follow-on offerings in April 2004 and May 2005. In addition, Lehman Brothers Inc. and the other underwriters and their related entities have engaged and may in the future engage in commercial banking, investment banking or financial advisory transactions with us, our affiliates and Sunoco, in the ordinary course of their business. Such underwriters and their affiliates have received customary compensation and expenses for these commercial banking, investment banking or financial advisory transactions.
      Affiliates of each of Lehman Brothers Inc. and Citigroup Global Markets Inc. are lenders under our revolving credit facility and will receive greater than 10% of the net proceeds of this offering through our partial repayment of that facility. Accordingly, this offering is being made in compliance with the requirements of Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our common units.
Listing
      Our common units are traded on the New York Stock Exchange under the symbol “SXL.”
NASD Conduct Rules
      Because the NASD views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules.

LEGAL
      The validity of the common units offered hereby will be passed upon for Sunoco Logistics Partners L.P. by Vinson & Elkins LLP, Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.
EXPERTS
      The financial statements of Sunoco Logistics Partners L.P. and its management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the parent-company-only balance sheet of Sunoco Partners LLC appearing in Sunoco Logistics Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and management’s assessment, and the parent-company-only balance sheet are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS
      Some of the information included in this prospectus supplement and the accompanying prospectus and the documents we incorporate by reference contain “forward-looking” statements, as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, and information relating to us that is based on the beliefs of our management as well as assumptions made by and information currently available to management.
      Forward-looking statements discuss our expected future results based on current and pending business operations, and may be identified by words such as “anticipates,” “believes,” “expects,” “planned,” “scheduled” or similar expressions. Although our management believes these forward-looking statements are reasonable, they are based upon a number of assumptions, any or all of which ultimately may prove to be inaccurate. Statements made regarding future results are subject to numerous assumptions, uncertainties and risks that may cause future results to be materially different from the results stated or implied in this document.
      The following are among the important factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted:

•	Changes in demand both for crude oil we buy and sell, as well as for crude oil and refined petroleum products that we store and distribute;

•	Changes in demand for storage in our petroleum terminals;

•	The loss of Sunoco R&M as a customer or a significant reduction in its current level of throughput and storage with us;

•	An increase in the competition encountered by our petroleum products terminals, pipelines and crude oil acquisition and marketing operations;

•	Changes in the throughput on petroleum pipelines owned and operated by third parties and connected to our petroleum products pipelines and terminals;

•	Changes in the financial condition or operating results of joint ventures and other holdings in which we have an equity ownership interest;

•	Changes in the general economic conditions in the United States;

•	Changes in laws and regulations to which we are subject, including federal, state, and local tax, safety, environmental and employment laws;

•	Phase-outs or restrictions on the use of MTBE;

•	Improvements in energy efficiency and technology resulting in reduced demand;

•	Our ability to manage rapid growth;

•	Our ability to control costs;

•	The effect of changes in accounting principles and tax laws and interpretations of both;

•	Global and domestic economic repercussions from terrorist activities and international hostilities and the government’s response thereto;

•	Changes in the level of operating expenses and hazards related to operating facilities (including equipment malfunction, explosions, fires, spills and the effects of severe weather conditions);

•	The occurrence of operational hazards or unforeseen interruptions for which we may not be adequately insured;

•	The age of, and changes in the reliability and efficiency of our operating facilities or those of Sunoco R&M or third parties;

•	Changes in the expected level of capital, operating, or remediation spending related to environmental matters;

•	Delays related to construction of, or work on, new or existing facilities and issuance of applicable permits;

•	Changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available;

•	Our ability to identify acquisitions under favorable terms, successfully consummate announced acquisitions or expansions and integrate them into existing business operations;

•	Risks related to labor relations and workplace safety;

•	Non-performance by major customers, suppliers or other business partners;

•	Price trends and overall demand for refined petroleum products, crude oil and natural gas liquids in the United States, economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demand for our business activities;

•	Changes in our tariff rates, implemented by federal and/or state government regulators;

•	The amount of our indebtedness, which could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds, place us at competitive disadvantages compared to competitors that have less debt, or have other adverse consequences;

•	Restrictive covenants in our or Sunoco’s credit agreements;

•	Changes in our or Sunoco’s credit ratings, as assigned by ratings agencies;

•	The condition of the debt capital markets and equity capital markets in the United States, and our ability to raise capital in a cost-effective way;

•	Changes in interest rates on our outstanding debt, which could increase the costs of borrowing;

•	Military conflicts between, or internal instability in, one or more oil-producing countries, and governmental actions or other disruptions in the ability to obtain crude oil;

•	Changes in applicable statutes and governmental regulations (or the interpretations thereof), including those relating to the environment and global warming;

•	Claims of our non-compliance with regulatory and statutory requirements; and

•	The costs and effects of legal and administrative claims and proceedings against us or any entity in which we have an ownership interest, and changes in the status of, or the initiation of new litigation, claims or proceedings, to which we, or any entity in which we have an ownership interest, is a party.
      These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement with the Securities and Exchange Commission, or SEC, under the Securities Act that registers the common units offered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us. In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement or the accompanying prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Information that we file later with the SEC and that is deemed to be “filed” with the SEC will automatically update and may replace information in this prospectus supplement and the accompanying prospectus and information previously filed with the SEC.
      We incorporate the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished under Items 2.02 or 7.01 on any Current Report on Form 8-K) after the date of this prospectus supplement and until the termination of this offering. These reports contain important information about us, our financial condition and results of operations.

•	Annual Report on Form 10-K for the year ended December 31, 2004 filed March 4, 2005;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2005 filed May 9, 2005 and for the quarter ended June 30, 2005 filed August 2, 2005;

•	Current Reports on Form 8-K filed January 21, 2005, April 28, 2005, May 9, 2005 (with respect to Item 1.01), May 17, 2005, May 19, 2005, July 13, 2005, August 1, 2005 and August 3, 2005;

•	the description of our common units contained in our registration statement on Form 8-A, filed on January 28, 2002, as amended by Amendment No. 1 filed on May 13, 2005, and any subsequent amendment thereto filed for the purpose of updating such description.
      We make available free of charge on or through our Internet website, www.sunocologistics.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our Internet website is not part of this prospectus supplement or the accompanying prospectus.
      You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Investor Relations Department
Sunoco Logistics Partners L.P.
Mellon Bank Center
1735 Market Street
Philadelphia, Pennsylvania 19103-7583
(866) 248-4344

Prospectus
$500,000,000
Sunoco Logistics Partners L.P.
Common Units
Representing Limited Partner Interests

Sunoco Logistics Partners Operations L.P.
Debt Securities
Fully and Unconditionally Guaranteed by:
Sunoco Logistics Partners L.P.
Sunoco Partners Marketing & Terminals L.P.
Sunoco Pipeline L.P.

Sunoco Logistics Partners L.P. may, in one or more offerings, offer and sell common units representing limited partner interests in Sunoco Logistics Partners L.P. Sunoco Logistics Partners L.P. common units are listed for trading on The New York Stock Exchange under the symbol “SXL.”
Sunoco Logistics Partners Operations L.P. may, in one or more offerings, offer and sell its debt securities, which will be fully and unconditionally guaranteed by Sunoco Logistics Partners L.P., Sunoco Partners Marketing & Terminals L.P., and Sunoco Pipeline L.P.
The aggregate initial offering price of the securities that we offer by this prospectus will not exceed $500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities, and also may add, update or change information contained in this prospectus.
You should read this prospectus and the prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.
INVESTING IN OUR SECURITIES INVOLVES RISK. LIMITED PARTNERSHIPS ARE INHERENTLY DIFFERENT FROM CORPORATIONS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE YOU MAKE ANY INVESTMENT IN OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is March 14, 2003.

i

      You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities Exchange Commission incorporated by reference in this prospectus.

ii

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $500,000,000 in total aggregate offering price of the common units of Sunoco Logistics Partners L.P. or the debt securities of Sunoco Logistics Partners Operations L.P. described in this prospectus. This prospectus generally describes us, the common units of Sunoco Logistics Partners L.P., the debt securities of Sunoco Logistics Partners Operations L.P., and the guarantees of the debt securities. Each time we sell common units or debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement also may add to, update, or change information in this prospectus. The information in this prospectus is accurate as of its date. You should read carefully both this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information.”
      As used in this prospectus, “we,” “us,” and “our” and similar terms mean either or both of Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P., except that those terms, when used in this prospectus in connection with the common units described herein, shall mean Sunoco Logistics Partners L.P., and when used in connection with the debt securities described herein, shall mean Sunoco Logistics Partners Operations L.P., unless the context indicates otherwise. References to “Sunoco R&M” shall mean Sunoco, Inc. (R&M), a wholly owned subsidiary of Sunoco, Inc., through which Sunoco, Inc. conducts its refining and marketing operations.
ABOUT SUNOCO LOGISTICS PARTNERS L.P. AND SUNOCO LOGISTICS PARTNERS
OPERATIONS, L.P.
      Sunoco Logistics Partners L.P. is a publicly traded Delaware limited partnership, formed by Sunoco, Inc., in October 2001 to acquire, own and operate a substantial portion of Sunoco, Inc.’s logistics business, consisting of refined product pipelines, terminalling and storage assets, crude oil pipelines, and crude oil acquisition and marketing assets located in the Northeast, Midwest and Southwest United States. In this prospectus, we will refer to this predecessor business as “Sunoco Logistics (Predecessor).” On February 8, 2002, Sunoco contributed the Sunoco Logistics (Predecessor) to us and we concurrently issued 5,750,000 common units, representing a 24.8% limited partnership interest, in an initial public offering. Sunoco Logistics Partners Operations L.P., is the wholly owned operating subsidiary of Sunoco Logistics Partners L.P.
      We, and our equity interests, transport, terminal, and store refined products, and purchase and sell crude oil in 17 states. We generate revenues by charging tariffs for transporting refined products and crude oil through our pipelines and by charging fees for terminalling and storing refined products, crude oil, and other hydrocarbons in, and for providing services at, our terminals. We also generate revenues by purchasing domestic crude oil and selling it to Sunoco R&M and other customers. Generally, as we purchase crude oil, we simultaneously enter into corresponding sale transactions involving physical deliveries of crude oil, which enables us to secure a profit on the transaction at the time of purchase and to establish a substantially balanced position thereby minimizing exposure to price volatility after the initial purchase. The Partnership’s practice is not to enter into commodities futures or other derivatives contracts.
      Sunoco Partners LLC, the general partner of Sunoco Logistics Partners L.P., is an indirect wholly owned subsidiary of Sunoco, Inc., and holds no assets other than its investment in Sunoco Logistics Partners L.P., and a note receivable from Sunoco R&M for approximately $245 million. The financial information of Sunoco Partners LLC is included in the consolidated financial statements of Sunoco, Inc.
      Our principal executive offices are located at Ten Penn Center—3rd Floor, 1801 Market Street, Philadelphia, PA 19103-1699, and our phone number is (215) 977-3000.

THE SUBSIDIARY GUARANTORS
      As of the date of this prospectus, Sunoco Logistics Partners GP LLC and Sunoco Logistics Partners Operations L.P. are the only subsidiaries of Sunoco Logistics Partners L.P. Sunoco Logistics Partners GP LLC owns a 0.01% general partner interest and Sunoco Logistics Partners, L.P. owns a 99.99% limited partner interest in Sunoco Logistics Partners Operations L.P. Sunoco Logistics Partners Operations L.P. owns all of the membership interests in Sunoco Logistics Partners Operations GP LLC and a 99.99% limited partner interest in each of Sunoco Partners Marketing & Terminals L.P. and Sunoco Pipeline L.P. Sunoco Logistics Partners Operations GP LLC owns a 0.01% general partner interest in both of these partnerships.
      Occasionally, in this prospectus, we refer to Sunoco Partners Marketing & Terminals L.P. and Sunoco Pipeline L.P. as the “Subsidiary Guarantors.” The Subsidiary Guarantors may jointly and severally and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus, as set forth in a related prospectus supplement. Occasionally, in this prospectus, we refer to Sunoco Logistics Partners L.P. as the “Guarantor.” The Guarantor may unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus, as set forth in a related prospectus supplement.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.
      In addition, Sunoco Logistics Partners L.P. files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.sunocologistics.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Additionally, you can obtain information about us through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common units are listed.
      The SEC allows us to “incorporate by reference” the information Sunoco Logistics Partners L.P. has filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that Sunoco Logistics Partners L.P. files later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.
      We incorporate by reference in this prospectus the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the termination of each offering under this prospectus:

•	Sunoco Logistics Partners L.P.’s Annual Report on Form 10-K for the year ended December 31, 2002 (filed March 7, 2003); and

•	the description of our common units contained in our registration statement on Form 8-A, filed on January 28, 2002, and any subsequent amendment thereto filed for the purpose of updating such description.

      You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.sunocologistics.com, or by writing or calling us at the following address:

Investor Relations
Sunoco Logistics Partners L.P.
Ten Penn Center—3rd Floor
1801 Market Street
Philadelphia, PA 198103-1699
Telephone: (215) 977-6350

RISK FACTORS
      Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before you invest in our securities, you should consider carefully the following risk factors, together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference in evaluating an investment in our securities.
      If any of the following risks actually were to occur, our business, financial condition, or results of operations could be affected materially and adversely. In that case, we may be unable to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, the trading price of our securities could decline and you could lose all or part of your investment.
Risks Inherent in Our Business
We may not have sufficient cash from operations to make the required payments to our debt holders or to pay the minimum quarterly distribution on our common units every quarter.
      We may not be able to pay all the applicable interest and principal obligations on our debt, or fund the minimum quarterly distribution on our common units, for each quarter. The amount of cash we can distribute principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based upon, among other things, the volume of refined products and crude oil transported in our pipelines or handled at our terminals; the tariff rates and terminalling fees we charge; our crude oil acquisition and marketing margins; the level of our operating costs, including payments to our general partner; and prevailing economic conditions.
      In addition, the actual amount of cash available for distribution will depend upon other factors, such as the level of capital expenditures we make; our debt service requirements; restrictions contained in our debt instruments; issuances of debt and equity securities; the costs of acquisitions; fluctuations in our working capital needs; our ability to make working capital borrowings under our revolving credit facility; and the amount, if any, of cash reserves established by our general partner in its discretion.
      You also should be aware that the amount of cash available for distribution to equity holders depends primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, the Partnership may make cash distributions during periods when losses are recorded and cash distributions may not be made during periods when we record net income.
Cost reimbursements, which will be determined in the general partner’s sole discretion, and fees due the general partner and its affiliates will be substantial and will reduce cash available for distribution to unitholders.
      On February 8, 2002, we began paying Sunoco, Inc. an administrative fee of $8.0 million per year for the provision by Sunoco, Inc. or its affiliates of various general and administrative services for our benefit. In the second year, this administrative fee increased to $8.2 million, and it may increase in the third year by up to a maximum of 2.5%. This fee also may increase if we make an acquisition that requires an increased level of general and administrative services from Sunoco, Inc. or its affiliates. In addition, Sunoco Partners LLC will be entitled to reimbursement for all other expenses it incurs on our behalf, including the salaries of, and the cost of employee benefits for, Sunoco Partners LLC employees, including senior executives, who provide services to us. Sunoco Partners LLC has sole discretion in determining the amount of these expenses.

We depend upon Sunoco R&M for a substantial portion of the crude oil and refined products transported on our pipelines and handled at our terminals, and any reduction in these quantities could reduce the ability to make distributions to our unitholders or service our debt obligations.
      For the year ended December 31, 2002, Sunoco R&M accounted for approximately 71% of our Eastern Pipeline System total revenues, 64% of our Terminal Facilities total revenues, and 62% of our Western Pipeline System total revenues. The balance of our revenues was received from third parties. We will continue to remain dependent on third parties for additional revenues. Our pipelines and terminals storage and throughput agreement with Sunoco R&M does not cover our crude oil acquisition and marketing business or our Nederland Terminal. In addition, although the contract makes provision for escalation of the fees charged to Sunoco R&M, the increased fees may be inadequate to cover increased costs in the future.
      We expect to continue to derive a substantial portion of revenues from Sunoco R&M for the foreseeable future. If Sunoco R&M were to decrease the throughput transported on the pipelines for any reason, revenues would decline and our ability to make distributions to our unitholders, or payments to our debt holders, would be affected adversely.
Sunoco R&M’s obligations under the pipelines and terminals storage and throughput agreement may be reduced or suspended in some circumstances, which would reduce our ability to make distributions to our unitholders or service our debt obligations.
      Sunoco R&M’s obligations under the pipelines and terminals storage and throughput agreement may be permanently reduced in some circumstances, which would reduce our ability to make distributions to our unitholders or payments to our debt holders. These events, some of which are within the exclusive control of Sunoco R&M, include:

•	Governmental action that prohibits Sunoco R&M from using MTBE in the gasoline it produces if Sunoco R&M reasonably believes in good faith that this action will jeopardize its ability to satisfy its minimum revenue or throughput obligations;

•	The inability of Sunoco R&M and us to agree on the amount of any surcharge required to be paid by Sunoco R&M to cover substantial and unanticipated costs that may be incurred in complying with new laws or governmental regulations applicable to our Terminal Facilities;

•	A decision by Sunoco R&M to shut down or reconfigure one or more of its refineries if Sunoco R&M reasonably believes in good faith that such event will jeopardize its ability to satisfy its minimum revenue or throughput obligations.
      Depending on the ultimate cost of complying with existing and future environmental regulations or proceedings, Sunoco R&M may determine that it is more economical to reduce production at a refinery or shut down all or a portion of a refinery rather than make these capital expenditures. Sunoco R&M’s obligations under the pipelines and terminals storage and throughput agreement would be reduced in this event and our ability to make distributions to unitholders, or payments to debt holders, also would be reduced.
      Furthermore, Sunoco R&M’s obligations would be temporarily suspended during the occurrence of an event that is outside the control of the parties, which renders performance impossible with respect to an asset for at least 30 days. The occurrence of any of these events could reduce revenues and cash flow, and the ability to make distributions to unitholders or payments to debt holders.
      Sunoco, Inc. continually considers opportunities presented by third parties with respect to its refinery assets. These opportunities may include offers to purchase and joint venture propositions. Sunoco, Inc. also continually considers changes to its refineries. Those changes may involve new facilities, reduction in certain operations or modifications of facilities or operations. Changes may be considered to meet market demands, to satisfy regulatory requirements or environmental and safety objectives, to improve operational efficiency or for other reasons. Sunoco, Inc. is actively managing its assets and operations, and, therefore, changes of some nature, possibly material to its business relationship with us, are likely to occur at some point in the future.
If Sunoco R&M satisfies only its minimum obligations under, or if we are unable to renew or extend, the pipelines and terminals storage and throughput agreement, our ability to make distributions or service our debt obligations would be reduced.
      Sunoco R&M may reduce the volume it transports on the pipelines or delivers at terminals to the minimum amounts it is obligated to transport or deliver under the pipelines and terminals storage and throughput agreement. In addition, the terms of Sunoco R&M’s obligations under the pipelines and terminals storage and throughput agreement are of relatively brief duration, generally ranging from five to seven years from the date of our initial public offering. If Sunoco R&M fails to use our facilities after expiration of the agreement and we are unable to generate additional revenues from third parties, our results of operations would be adversely affected, thereby reducing our ability to make cash distributions to unitholders, or service our debt obligations.
A significant decrease in demand for refined products in the markets served by our pipelines would reduce our ability to make distributions to unitholders or service our debt obligations.
      A sustained decrease in demand for refined products in the markets served by our pipelines would significantly reduce revenues and ability to make distributions to unitholders or service our debt obligations. Factors that could lead to a decrease in market demand include:

•	a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel fuel, and travel;

•	an increase in the market price of crude oil that leads to higher refined product prices;

•	higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline or other refined products; and

•	a shift by consumers to more fuel-efficient or alternative fuel vehicles or an increase in fuel economy, whether as a result of technological advances by manufacturers, pending legislation proposing to mandate higher fuel economy, or otherwise.
Rate regulation may not allow us to recover the full amount of increases in our costs, and a successful challenge to our rates may reduce our ability to make distributions to unitholders or service our debt obligations.
      The primary rate-making methodology of the Federal Energy Regulatory Commission, or FERC, is price indexing. We use this methodology in all of our interstate markets. In an order issued February 24, 2003, the FERC announced that, effective July 1, 2003, the index would equal the change in the producer price index for finished goods (previously, the index was equal to the change in the producer price index for finished goods minus 1%). If the index falls, we would be required to reduce rates that are based on the FERC’s price indexing methodology if they exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in our costs. The FERC’s rate-making methodologies may limit our ability to set rates based on our true costs or may delay the use of rates that reflect increased costs. Any of the foregoing could reduce our revenues and cash flow, and decrease our ability to make distributions to unitholders or payments to debt holders.
      Under the Energy Policy Act adopted in 1992, the interstate pipeline rates were deemed just and reasonable or “grandfathered.” As that Act applies to our rates, a person challenging a grandfathered rate must, as a threshold matter, establish a substantial change since the date of enactment of the Act, in either the economic circumstances or the nature of the service that formed the basis for the rate. A complainant might assert that the creation of the partnership itself constitutes such a change, an argument that has not previously been specifically addressed by the FERC. If the FERC were to find a substantial change in circumstances, then the existing rates could be subject to detailed review. There is a risk that some rates could be found to be in excess of levels justified by our cost of service. In such event, the FERC would order us to reduce rates. Any such reduction would result in lower revenues and cash flows and may reduce our ability to make distributions to unitholders or payments to debt holders.
      In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership’s cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners. If our rates were challenged and the FERC were to disallow the inclusion of an income tax allowance in our cost of service, it may be more difficult to justify our rates.
      In addition, a state commission could also investigate our intrastate rates or terms and conditions of service on its own initiative or at the urging of a shipper or other interested party. If a state commission found that our rates exceeded levels justified by our cost of service, the state commission could order us to reduce our rates.
      Sunoco R&M has agreed not to challenge, or to cause others to challenge or assist others in challenging, our tariff rates in effect during the term of the pipelines and terminals storage and throughput agreement. This agreement does not prevent other current or future shippers from challenging our tariff rates. At the end of the term of the agreement, Sunoco R&M will be free to challenge, or to cause other parties to challenge or assist others in challenging, our tariff rates in effect at that time. If any party successfully challenges our tariff rates, the effect would be to reduce our revenues and cash flow and our ability to make distributions to unitholders or payments to debt holders.
      Potential changes to current rate-making methods and procedures may impact the federal and state regulations under which we will operate in the future. In addition, if the FERC’s petroleum pipeline ratemaking methodology changes, the new methodology could result in tariffs that generate lower revenues and cash flow and reduce our ability to make cash distributions to our unitholders or service our debt obligations.
Our operations are subject to federal, state, and local laws and regulations relating to environmental protection and operational safety that could require substantial expenditures.
      Our pipelines, gathering systems, and terminal operations are subject to increasingly strict environmental and safety laws and regulations. The transportation and storage of refined products and crude oil result in a risk that refined products, crude oil, and other hydrocarbons may be suddenly or gradually released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies for natural resources damages, personal injury, or property damages to private parties and significant business interruption. We own or lease a number of properties that have been used to store or distribute refined products and crude oil for many years. Many of these properties have also been operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes were not under our control. Management estimates that the total aggregate cost of performing the currently estimated assessment, monitoring and remediation activities at these sites is not material to the Partnership at December 31, 2002.
      We estimate that we will spend $7.2 million on storage tank inspection and repair over the next four years at our Nederland Terminal. We also expect to spend approximately $8.0 million in each of the next four years to comply with the recently adopted pipeline integrity management rule of the U.S. Department of Transportation, or DOT. Although Sunoco, Inc. has agreed to indemnify us for costs in excess of $8.0 million per year, up to a maximum of $15.0 million until February 2007 with regard to compliance with this DOT pipeline integrity management rule, the cost to perform such activities may exceed these estimated amounts and the amount of any indemnification. If we are not able to recover the excess costs through increased tariffs and revenues, cash distributions to unitholders, or payments to our debt holders, could be reduced.

If existing or future state or federal government regulations banning or restricting the use of MTBE in gasoline take effect, this action could adversely affect our results of operations, thereby reducing our ability to make distributions to unitholders or service our debt obligations.
      Our Eastern refined product pipeline system transports from Sunoco R&M’s refineries gasoline containing MTBE, an oxygenate used extensively to reduce motor vehicle tailpipe emissions. In response to concerns about MTBE’s adverse impact on ground or surface water, many states, including New York (commencing in January 2004), and Connecticut (commencing in October 2003), have banned or restricted the use of MTBE in gasoline. Other states are considering bans or restrictions on MTBE or opting out of the EPA’s reformulated gasoline program, either of which events would reduce the use of MTBE. Any ban or restriction on the use of MTBE may lead to the greater use of ethanol. Unlike MTBE, which can be blended in gasoline at the refinery, ethanol is blended at the terminal and is not transported by pipelines. Any revenues we would receive for blending ethanol might not offset the loss of revenues we would suffer from the reduced volumes transported on our Eastern refined product pipelines. In addition, Congress is currently considering removing or modifying the oxygenate requirement, which could reduce the amount of gasoline transported on our Eastern refined product pipelines, thereby adversely affecting our results of operations and reducing our ability to make distributions to unitholders, or service our debt obligations.
When the price of foreign crude oil delivered to the United States is greater than that of domestic crude oil, or the price for the future delivery of crude oil falls below current prices, customers are less likely to store crude oil, thereby reducing storage revenues at our Nederland Terminal.
      Most of the crude oil stored at our Nederland Terminal is foreign crude oil. When the price of foreign crude oil delivered to the United States is greater than that of domestic crude oil, the demand for this storage capacity may decrease. If this market condition occurs, our storage revenues will be lower, which would reduce our ability to make distributions to unitholders, or payments to debt holders.
      When the price of crude oil in a given month exceeds the price of crude oil for delivery in a subsequent month, the market is backwardated. When the crude oil market is backwardated, the demand for storage capacity at our Nederland Terminal may decrease because crude oil producers can capture a premium for prompt deliveries rather than storing it for sale later. The market has been in backwardation for much of the last several years. In a backwardated market, our storage revenues may be lower, which would reduce our ability to make distributions to unitholders, or service our debt obligations.
A material decrease in the supply, or increase in the price, of crude oil available for transport through our Western Pipeline System could reduce our ability to make distributions to unitholders or service our debt obligations.
      The volume of crude oil transported in our crude oil pipelines depends on the availability of attractively priced crude oil produced in the areas accessible to our crude oil pipelines and received from other common carrier pipelines. If we do not replace volume lost due to a material temporary or permanent decrease in supply, the volume of crude oil transported through our pipelines would decline, reducing revenues and cash flow and the ability to make distributions to unitholders, or service our debt obligations. For example, some of the gathering systems that supply crude oil that we transport on our Western Pipeline System are experiencing a decline in production. In addition, sustained low crude oil prices could lead to a decline in drilling activity and production levels or the shutting-in or abandonment of marginal wells. Similarly, a temporary or permanent material increase in the price of crude oil supplied from any of these sources, as compared to alternative sources of crude oil available to our customers, could cause the volume of crude oil transported in our pipelines to decline, thereby reducing revenues and cash flow and adversely affecting our ability to make cash distributions to unitholders, or service our debt obligations.

Any reduction in the capability of, or the allocations to, our shippers in interconnecting, third-party pipelines would cause a reduction of volumes transported in our pipelines and through our terminals, which would reduce our ability to make distributions to our unitholders, or service our debt obligations.
      Sunoco R&M and the other users of our pipelines and terminals are dependent upon connections to third-party pipelines to receive and deliver crude oil and refined products. Any reduction of capabilities of these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes would result in reduced volumes transported in our pipelines or through our terminals. Similarly, if additional shippers begin transporting volume over interconnecting pipelines, the allocations to our existing shippers could be reduced, which also would reduce volumes transported in our pipelines or through our terminals. Any reduction in volumes transported in our pipelines or through our terminals would adversely affect our revenues and cash flow, and reduce our ability to make distributions to unitholders, or service our debt obligations.
Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.
      Our operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, and other events beyond our control. These events might result in a loss of equipment or life, injury, or extensive property damage, as well as an interruption in our operations. We may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. As a result of market conditions, premiums and deductibles for certain insurance policies have increased substantially, and could escalate further. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position, thereby reducing our ability to make distributions to unitholders, or payments to debt holders.
We are exposed to the credit risk of customers in the ordinary course of crude oil acquisition and marketing activities.
      When we purchase crude oil at the wellhead, we sometimes pay all or a portion of the production proceeds to an operator who distributes these proceeds to the various interest owners, an arrangement that exposes us to operator credit risk. Therefore, we must determine whether operators have sufficient financial resources to make these payments and distributions and to indemnify and defend us in case of a protest, action, or complaint. Even if the credit review and analysis mechanisms work properly, we may experience losses in dealings with operators and other parties.
Competing pipelines could cause the Partnership to reduce its rates.
      If a competing crude oil or refined product pipeline charged lower rates than we do, we could be forced to reduce our rates to remain competitive, which would reduce our revenues and cash flow. Several companies have completed pipeline expansions or conversion projects in 2002 that are competing with Explorer Pipeline Company and portions of our West Texas pipeline system.
Restrictions in our debt agreements, and in Sunoco, Inc.’s debt agreements, may prevent us from engaging in some beneficial transactions or paying distributions to unitholders.
      As of February 28, 2003, our total outstanding long-term indebtedness was approximately $317.1 million, consisting of $248.5 million of senior notes, net of unamortized discount of $1.5 million, $64.5 million of borrowings under our credit facility, and approximately $4.1 million of other indebtedness. Our payment of principal and interest on the debt will reduce the cash available for distribution on our units, as will our obligation to repurchase the senior notes upon the occurrence of specified events involving a change in control of our general partner. In addition, we are prohibited by our credit facility and the senior notes from making cash distributions during an event of default, or if the payment of a distribution would cause an event of default, under any of our debt agreements. The termination of our pipelines and terminals storage and throughput agreement prior to its expiration will constitute an event of default under our credit facility. Our leverage and various limitations in our credit facility and our senior notes may reduce our ability to incur additional debt, engage in some transactions, and capitalize on acquisition or other business opportunities. Sunoco, Inc.’s revolving credit agreements also limit the aggregate amount of debt Sunoco, Inc. and its consolidated subsidiaries, including us, may borrow. Since Sunoco, Inc. owns and controls our general partner, we are not be permitted to incur additional debt if the effect would be to cause an event of default under Sunoco, Inc.’s revolving credit agreements. Any subsequent re-financing of Sunoco, Inc.’s or our current debt or any new debt could have similar or greater restrictions.
A down-grading in Sunoco, Inc.’s credit rating could result in a down-grading in our credit rating, which could adversely affect our ability to obtain financing.
      Due to our relationship with Sunoco, Inc., our credit rating is partly dependent on Sunoco, Inc.’s credit rating. Any downgrading in Sunoco, Inc.’s credit rating could result in a down-grading in our credit rating, which could, amongst other things, limit our ability to obtain additional financing on the terms currently available to us, if at all.
Terrorist attacks aimed at the Partnership’s facilities could adversely affect the business.
      On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scale. Since the September 11 attacks, the U.S. government has issued warnings that energy assets, specifically the nation’s pipeline infrastructure, may be the future targets of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack at our facilities, those of our customers and, in some cases, those of other pipelines, could have a material adverse effect on our business.
Risks Inherent in an Investment in Us
Sunoco, Inc. and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to your detriment.
      Sunoco, Inc. indirectly owns the 2% general partner interest and a 73.3% limited partner interest in us and owns and controls our general partner. Conflicts of interest may arise between Sunoco, Inc. and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, the general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	Sunoco R&M, as a shipper on our pipelines, has an economic incentive not to cause us to seek higher tariff rates or terminalling fees, even if such higher rates or terminalling fees would reflect rates that could be obtained in arm’s-length, third-party transactions;

•	neither our partnership agreement nor any other agreement requires Sunoco, Inc. to pursue a business strategy that favors us or utilizes our assets, including whether to increase or decrease refinery production, whether to shut down or reconfigure a refinery, or what markets to pursue or grow. Sunoco, Inc.’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Sunoco, Inc.;

•	our general partner is allowed to take into account the interests of parties other than us, such as Sunoco, Inc., in resolving conflicts of interest;

•	our general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional partnership securities, and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•	our general partner determines which costs incurred by Sunoco, Inc. and its affiliates are reimbursable by us;

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including the pipelines and terminals storage and throughput agreement with Sunoco R&M;

•	our general partner decides whether to retain separate counsel, accountants, or others to perform services for us; and

•	Sunoco, Inc. may at any time propose that we undertake a project to develop and construct an asset, and if our general partner determines in its good faith judgment, with the concurrence of its conflicts committee, that the project, including the terms on which Sunoco, Inc. would agree to use such asset, will be beneficial on the whole to us and that proceeding with the project will not effectively preclude us from undertaking another project that will be more beneficial to us, we will be required to use our commercially reasonable efforts to finance, develop, and construct or acquire the asset.
Even if unitholders are dissatisfied, they cannot remove our general partner without its consent, which could lower the trading price of the common units.
      Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units trade could be diminished because of the absence or reduction of a takeover premium in the trading price.
      The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. Unitholders will be unable to remove the general partner without its consent because the general partner and its affiliates own sufficient units to prevent its removal. Also, if the general partner is removed without cause during the subordination period and units held by the general partner are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.
      Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot vote on any matter.

      The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.
The control of our general partner may be transferred to a third party without unitholder consent.
      The general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of the general partner from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and to control the decisions taken by the board of directors and officers.
We may issue additional common units without your approval, which would dilute your ownership interests.
      During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 5,691,820 additional common units. Our general partner also may cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances.
      After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.
      The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.
Sunoco, Inc. and its affiliates may engage in limited competition with us.
      Sunoco, Inc. and its affiliates may engage in limited competition with us. Pursuant to the omnibus agreement, Sunoco, Inc. and its affiliates will agree not to engage in the business of purchasing crude oil at the wellhead or operating refined product or crude oil pipelines or terminals or LPG terminals in the continental United States. The omnibus agreement, however, does not apply to:

•	any business operated by Sunoco, Inc. or any of its subsidiaries at the closing of our initial public offering;

•	any logistics asset constructed by Sunoco, Inc. or any of its subsidiaries within a manufacturing or refining facility in connection with the operation of that facility;

•	any business that Sunoco, Inc. or any of its subsidiaries acquires or constructs that has a fair market value of less than $5.0 million; and

•	any business that Sunoco, Inc. or any of its subsidiaries acquires or constructs that has a fair market value of $5.0 million or more if we have been offered the opportunity to purchase the business for fair market value, and we decline to do so with the concurrence of our conflicts committee.

      Upon a change of control of Sunoco, Inc. or a sale of the general partner by Sunoco, Inc., the non-competition provisions of the omnibus agreement may terminate.
Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits the general partner or its affiliates.
      In some instances, our general partner may cause us to borrow funds from affiliates of Sunoco, Inc. or from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions, or to hasten the expiration of the subordination period.
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.
      If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.
Tax Risks to Common Unitholders
      Prospective purchasers of our common units are encouraged to read “Material Tax Consequences” for a more complete discussion of the expected and potential material income tax consequences of owning and disposing of our common units.
The IRS could treat us as a corporation, which would substantially reduce the cash available for distribution to unitholders.
      The federal income tax benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.
      If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, currently 35%, distributions would generally be taxed again to you as corporate distributions, and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as an entity, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and thus would likely result in a substantial reduction in the value of the common units.
      Current law may change so as to cause us to be treated as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.
A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units, and the costs of any contest will be borne by our unitholders and our general partner.
      We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with all our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner.

A unitholder may be required to pay taxes on income from us even if that unitholder does not receive any cash distributions from us.
      A unitholder will be required to pay federal income taxes and, in some cases, state, local, and foreign income taxes on that unitholder’s share of our taxable income, whether or not cash distributions are received from us. A unitholder may not receive cash distributions equal to that unitholder’s share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be different than expected.
      If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities, regulated investment companies, and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.
      Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest effective rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

We have registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.
      We have registered as a “tax shelter” with the Secretary of the Treasury. The IRS requires that some types of entities, including some partnerships, register as “tax shelters” in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in a unitholder’s tax returns and may lead to audits of a unitholder’s tax returns and adjustments of items unrelated to us. A unitholder will bear the cost of any expense incurred in connection with an examination of that unitholder’s personal tax return.

We will treat each purchaser of units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.
      Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury regulations.

A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to a unitholder’s tax returns.
Unitholders will likely be subject to state, local, and foreign taxes and return filing requirements as a result of investing in our common units.
      In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state, local, and foreign income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. Unitholders will likely be required to file state, local, and foreign income tax returns and pay state, local, and foreign income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We own property and conduct business in Indiana, Kansas, Louisiana, Michigan, New Jersey, New Mexico, New York, Ohio, Oklahoma, Pennsylvania, Texas, and Ontario, Canada. Of those states, only Texas does not currently impose a state income tax. We may do business or own property in other states or foreign countries in the future. It is the responsibility of unitholders to file all federal, state, local, and foreign tax returns. Our counsel has not rendered an opinion on the state, local, or foreign tax consequences of an investment in our common units.
Risks relating to the Debt Securities
      References in these “Risks relating to the Debt Securities” to “we,” “us,” and “our” means Sunoco Logistics Partners Operations L.P.
We may not be able to generate sufficient cash flow to meet our debt service obligations.
      Our ability to make payments on and to refinance our indebtedness and to fund planned expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.
      In the future, we may not be able to generate sufficient cash flow from operations, realize currently anticipated operating improvements or borrow amounts under our revolving credit facility sufficient to fund our liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.
We are a holding company. We conduct our operations through our subsidiaries and depend on cash flow from our subsidiaries to service our debt obligations.
      We are a holding company. We conduct our operations through our subsidiaries. As a result, our cash flow and ability to service our debt is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries to us. Any payment of dividends, distributions, loans or other payments from our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries also will be contingent upon the profitability of our subsidiaries. If we are unable to obtain funds from our subsidiaries we may not be able to pay interest or principal on our debt securities when due or to obtain the necessary funds from other sources.

We could incur a substantial amount of debt in the future, which could prevent us from fulfilling our debt obligations.
      We are permitted to incur additional debt, subject to certain limitations under our revolving credit facility and, in the case of secured debt, under the indenture governing the notes. If we incur additional debt in the future, our increased leverage could, for example:

•	make it more difficult for us to satisfy our obligations under our debt securities or other indebtedness and, if we fail to comply with the requirements of the other indebtedness, could result in an event of default under our debt securities or such other indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the availability of cash flow from working capital, capital expenditures and other general corporate activities;

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures and other general corporate activities;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	detract from our ability to successfully withstand a downturn in our business or the economy generally; and

•	place us at a competitive disadvantage against less leveraged competitors.
In the event of our bankruptcy or liquidation, holders of our debt securities will be paid from any assets remaining after payments to any holders of secured debt and debt of our non-guarantor subsidiaries.
      The debt securities will be general unsecured obligations of our Subsidiary Guarantors, and effectively subordinated to any secured debt that we may have in the future to the extent of the value of the assets securing that debt. We currently have approximately $4.1 million of secured indebtedness. We may also incur additional secured indebtedness provided certain conditions are met. In the event any of our subsidiaries do not guarantee our debt securities in the future, those debt securities will be effectively subordinated to the liabilities of any of these non-guarantor subsidiaries.
      If we are declared bankrupt or insolvent, or are liquidated, the holders of our secured debt and any debt of our non-guarantor subsidiaries will be entitled to be paid from our assets before any payment may be made with respect to our debt securities. If any of the foregoing events occur, we cannot assure you that we will have sufficient assets to pay amounts due on our secured debt and our debt securities.
The subsidiary guarantees could be deemed to be fraudulent conveyances under certain circumstances, and a court may try to subordinate or void the subsidiary guarantees.
      Under federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a guarantee by a subsidiary could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee received less than reasonably equivalent fair value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by that subsidiary guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its assets, including contingent liabilities were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its procurable liability, including contingent liabilities, on its existing debts, as they become absolute or mature; or

•	it could not pay its debts as they become due.

FORWARD-LOOKING STATEMENTS
      Some of the information included in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference contain “forward-looking” statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management. Words such as “may,” “will,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “project,” and other similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference.
      Although we believe these forward-looking statements to be reasonable, they are based upon a number of assumptions, any or all of which ultimately may prove to be inaccurate. These statements are subject to numerous assumptions, uncertainties and risks including, but not limited to, the following:

•	Changes in demand for crude oil and refined petroleum products that we store and distribute;

•	Changes in demand for storage in our petroleum product terminals;

•	The loss of Sunoco, Inc. (R&M) as a customer or a significant reduction in its current level of throughput and storage with us;

•	An increase in the competition encountered by our petroleum products terminals, pipelines and crude oil acquisition and marketing operations;

•	Changes in the throughput on petroleum product pipelines owned and operated by third parties and connected to our petroleum product pipelines and terminals;

•	Changes in the general economic conditions in the United States;

•	Changes in laws and regulations to which we are subject, including federal, state, and local tax laws, safety, environmental and employment laws;

•	Changes to existing or future state or federal government regulations banning or restricting the use of MTBE in gasoline;

•	Improvements in energy efficiency and technology resulting in reduced demand;

•	Our ability to manage rapid growth;

•	Our ability to control costs;

•	The effect of changes in our accounting principles;

•	Global and domestic economic repercussions to us from terrorist activities and international hostilities and the government’s response thereto;

•	The occurrence of operational hazards or unforeseen interruptions for which we may not be adequately insured;

•	Changes in the reliability and efficiency of our operating facilities or those of Sunoco, Inc. (R&M) or third parties;

•	Changes in our expected level of environmental remediation spending;

•	Changes in insurance markets resulting in increased costs and reductions in the level and types of coverage available to us;

•	The ability of our announced acquisitions or expansions to be cash-flow accretive;

•	Our ability to successfully consummate announced acquisitions or expansions and integrate them into existing business operations;

•	Risks related to labor relations;

•	Non-performance by a major customer or supplier;

•	Price trends and overall demand for, refined petroleum products, crude oil and natural gas liquids in the United States; economic activity, weather, alternative energy sources, conservation and technological advances may affect price trends and demand;

•	Changes in our tariff rates, implemented by federal and/or state government regulators;

•	The amount of our indebtedness, which could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds, place us at competitive disadvantages compared to our competitors that have less debt or have other adverse consequences;

•	Restrictive covenants in our, or Sunoco, Inc.’s, credit agreements;

•	Changes in our, or Sunoco, Inc.’s, credit ratings, as assigned by ratings agencies;

•	The condition of the debt capital markets and equity capital markets in the United States, and our ability to raise capital in a cost-effective way;

•	Changes in interest rates on our outstanding debt, which could increase our costs of borrowing;

•	The political and economic stability of the oil producing nations of the world; and

•	The costs and effects of legal and administrative claims and proceedings against us or our subsidiaries, and changes in the status of litigation to which we are a party.
      These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the SEC. For additional information, please read our other current filings with the SEC under the Exchange Act and the Securities Act. Other unknown or unpredictable factors also could have material adverse effects on our future results. You should not put undue reliance on any future-looking statements. When considering forward-looking statements, please review the risk factors described under “Risk Factors” beginning on page 4.
USE OF PROCEEDS
      Unless we specify otherwise in any prospectus supplement, we will use the net proceeds (after the payment of offering expenses and underwriting discounts and commissions) from the sale of securities for general partnership purposes, which may include, among other things:

•	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

•	funding working capital, capital expenditures or acquisitions (which may consist of acquisitions of discrete assets or businesses).
      The actual application of proceeds from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

RATIO OF EARNINGS TO FIXED CHARGES
      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,

	1998	1999	2000	2001	2002

Ratio of Earnings to Fixed Charges	8.25x	7.96x	4.35x	3.77x	3.33x
      For periods prior to February 8, 2002, the closing date of our initial public offering, the ratios presented above reflect the historical cost-basis accounts of Sunoco Logistics (Predecessor), and include charges from Sunoco, Inc. and its subsidiaries for direct costs and allocations of indirect corporate overhead. Our management believes that the allocation methods are reasonable, and that the allocations are representative of the costs we would have incurred on a stand-alone basis. For periods beginning on February 8, 2002, these ratios reflect the financial statements of Sunoco Logistics Partners L.P. and its subsidiaries.
      For purposes of calculating the ratio of earnings to fixed charges:

•	“fixed charges” represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and

•	“earnings” represent the aggregate of income from continuing operations (before adjustment for minority interest, extraordinary loss and equity earnings), fixed charges and distributions from equity investments, less capitalized interest.

DESCRIPTION OF THE COMMON UNITS
      References in this “Description of the Common Units” to “we,” “us” and “our” mean Sunoco Logistics Partners L.P.
Number of Units
      We currently have 11,388,154 common units outstanding, of which 5,750,000 are held by the public and 5,638,154 are held by our general partner. We also have outstanding 11,383,639 subordinated units, for which there is no established public trading market, all of which are held by our general partner. The common units and the subordinated units represent an aggregate 98% limited partner interest and the general partner interests represent an aggregate 2% general partner interest in Sunoco Logistics Partners L.P.
Issuance of Additional Securities
      Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion, without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 5,691,820 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.
      During or after the subordination period, we may issue an unlimited number of common units as follows:

•	upon conversion of the subordinated units;

•	under employee benefit plans;

•	upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of the general partner;

•	in the event of a combination or subdivision of common units;

•	in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

•	if the proceeds of the issuance are used exclusively to repay up to $40.0 million of certain of our indebtedness.
      It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.
      In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of the general partner, have special voting rights to which the common units are not entitled.
      Upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.
Voting
      Our general partner manages and operates us. Unlike the holders of common stock in a corporation, the holders of our units have only limited voting rights on matters affecting our business. They have no right to elect our general partner, or the directors of our general partner, on an annual or other continuing basis. On those matters that are submitted to a vote of unitholders, each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the general partner and its affiliates, or a direct or subsequently approved transferee of the general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes.
      The subordinated units are a separate class of limited partner interests in our partnership, and the rights of holders to participate in distributions to partners differ from, and are subordinate to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to the general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units. The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2006. When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.
      Holders of subordinated units sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units. Holders of subordinated units like holders of common units have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

•	a sale or exchange of all or substantially all of our assets;

•	the election of a successor general partner in connection with the removal of the general partner;

•	dissolution or reconstitution of our partnership;

•	a merger of our partnership;

•	issuance of limited partner interests in some circumstances; and

•	some amendments to the partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.
      The subordinated units are not entitled to vote on approval of the withdrawal of the general partner or the transfer by the general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

•	a 66 2/3% vote of all outstanding units voting as a single class; and

•	the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units voting as separate classes.
      Under our partnership agreement, our general partner generally will be permitted to effect amendments to the partnership agreement that do not materially adversely affect unitholders without the approval of any unitholders.

Limited call right
      If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units.
Listing
      Our outstanding common units are listed on the New York Stock Exchange under the symbol “SXL”. Any additional common units we issue also will be listed on the NYSE.
Transfer Agent and Registrar
      Our transfer agent and registrar for the common units is American Stock Transfer & Trust Company.
Summary of Partnership Agreement
      A summary of the important provisions of our partnership agreement is included in reports filed with the SEC.

CASH DISTRIBUTIONS
Distributions of Available Cash
      General. Our partnership agreement provides that we will distribute all of our available cash to unitholders of record on the applicable record date within 45 days after the end of each quarter. We adjusted the minimum quarterly distribution for the interim period from February 8, 2002, the closing of our initial public offering, through March 31, 2002, based on the actual length of this period.
      Definition of Available Cash. Available cash generally means, for each fiscal quarter:

•	all cash on hand at the end of the quarter

•	less the amount of cash that the general partner determines in its reasonable discretion is necessary or appropriate to:

—	provide for the proper conduct of our business;

—	comply with applicable law, any of our debt instruments, or other agreements; or

—	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter.
      Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.
      Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. On January 21, 2003, our general partner’s board of directors declared an increase in our quarterly distribution to $0.4875 per unit, or $1.95 per year. However, there is no guarantee that we will pay the quarterly distribution in this amount, or the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facility or the senior notes.
Operating Surplus and Capital Surplus
      General. All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We distribute available cash from operating surplus differently than available cash from capital surplus.
      Definition of Operating Surplus. Operating surplus for any period generally means:

•	our cash balance on the closing date of our initial public offering; plus

•	$15.0 million (as described below); plus

•	all of our cash receipts after the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures after the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.
      Definition of Capital Surplus. Generally, capital surplus will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.
      Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $15.0 million in addition to our cash balance on the closing date of our initial public offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $15.0 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.
Subordination Period
      General. During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
      Definition of Subordination Period. The subordination period will extend until the first day of any quarter beginning after December 31, 2006 that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      Early Conversion of Subordinated Units. Before the end of the subordination period, 50% of the subordinated units, or up to 5,691,819 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

•	December 31, 2004 with respect to 25% of the subordinated units; and

•	December 31, 2005 with respect to 25% of the subordinated units.

      The early conversions will occur if at the end of the applicable quarter each of the following occurs:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.
      However, the second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units.
      Definition of Adjusted Operating Surplus. Adjusted operating surplus for any period generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.
      Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.
      Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by the general partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.
Distributions of Available Cash from Operating Surplus during the Subordination Period
      We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

—	First, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

—	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

—	Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

—	Thereafter, in the manner described in “Incentive Distribution Rights” below.
Distributions of Available Cash from Operating Surplus after the Subordination Period
      We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

—	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

—	Thereafter, in the manner described in “Incentive Distribution Rights” below.
Incentive Distribution Rights
      Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.
      If for any quarter:

—	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

—	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;
then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and the general partner in the following manner:

—	First, 98% to all unitholders, pro rata, and 2% to the general partner, until each unitholder receives a total of $0.500 per unit for that quarter (the “first target distribution”);

—	Second, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.575 per unit for that quarter (the “second target distribution”);

—	Third, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.700 per unit for that quarter (the “third target distribution”); and

—	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.
Percentage Allocations of Available Cash from Operating Surplus
      The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels.
      The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any.
      The percentage interests shown for the unitholders and the general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly	Marginal Percentage Interest in Distributions
	Distribution Target
	Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.450	98%	2%
First Target Distribution	up to $0.500	98%	2%
Second Target Distribution	above $0.500 up to	85%	15%
	$0.575
Third Target Distribution	above $0.575 up to	75%	25%
	$0.700
Thereafter	above $0.700	50%	50%
Distributions from Capital Surplus
      We will make distributions of available cash from capital surplus, if any, in the following manner:

—	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to the initial public offering price;

—	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

—	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.
      The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from the initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for the general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.
      Once we distribute capital surplus on a unit in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to the general partner.
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels
      In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels;

•	unrecovered initial unit price;

•	the number of common units issuable during the subordination period without a unitholder vote; and

•	the number of common units into which a subordinated unit is convertible.
      For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

      In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.
Distributions of Cash Upon Liquidation
      General. If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
      The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of the general partner.
      Manner of Adjustments for Gain. The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

—	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

—	Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit is equal to the sum of:

•	the unrecovered initial unit price;

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

•	any unpaid arrearages in payment of the minimum quarterly distribution;

—	Third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner until the capital account for each subordinated unit is equal to the sum of:

•	the unrecovered initial unit price; and

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

—	Fourth, 98% to all unitholders, pro rata, and 2% to the general partner, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to the general partner, for each quarter of our existence;

—	Fifth, 85% to all unitholders, pro rata, and 15% to the general partner, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to the general partner for each quarter of our existence;

—	Sixth, 75% to all unitholders, pro rata, and 25% to the general partner, until we allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to the general partner for each quarter of our existence; and

—	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.
      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.
      Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

—	First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

—	Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

—	Thereafter, 100% to the general partner.
      If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.
      Adjustments to Capital Accounts upon the Issuance of Additional Units. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

DESCRIPTION OF THE DEBT SECURITIES
      References in this “Description of the Debt Securities” to “we,” “us” and “our” mean Sunoco Logistics Partners Operations L.P. References in this prospectus to an “Indenture” refer to the particular Indenture under which we issue a series of debt securities.
      The following description sets forth the general terms and provisions that apply to the debt securities. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement.
      We will issue our debt securities under an indenture, among us, as issuer, Sunoco Logistics Partners L.P. as Guarantor, the Subsidiary Guarantors, and a trustee that we will name in the related prospectus supplement. The term “Trustee” as used in this prospectus shall refer to the trustee under the indenture. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. We, the Trustee, Sunoco Logistics Partners L.P., and the Subsidiary Guarantors may enter into supplements to the Indenture from time to time. The debt securities will be either senior debt securities or subordinated debt securities of Sunoco Logistics Partners Operations L.P. If we decide to issue subordinated debt securities, we will issue them under a separate Indenture containing subordination provisions.
      Neither indenture contains provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.
      This description is a summary of the material provisions of the debt securities and the Indentures. We urge you to read the forms of senior indenture and subordinated indenture filed as exhibits to the registration statement of which this prospectus is a part because those Indentures, and not this description, govern your rights as a holder of debt securities.
General

The Debt Securities
      Any series of debt securities that we issue:

•	will be our general obligations;

•	will be general obligations of Sunoco Logistics Partners L.P. and the Subsidiary Guarantors, if guaranteed by Sunoco Logistics Partners L.P. and the Subsidiary Guarantors; and

•	may be subordinated to our Senior Indebtedness, that of Sunoco Logistics Partners L.P, and the Subsidiary Guarantors.
      The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.
Specific Terms of Each Series of Debt Securities to be Described in the Prospectus Supplement
      We will prepare a prospectus supplement and either a supplemental indenture, or authorizing resolutions of our general partner’s board of directors, accompanied by an officer’s certificate, relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

•	the form and title of the debt securities;

•	the total principal amount of the debt securities;

•	the date or dates on which the debt securities may be issued;

•	whether the debt securities are senior or subordinated debt securities;

•	the currency or currencies in which principal and interest will be paid, if not in U.S. dollars;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

•	the dates on which the principal and premium, if any, of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;

•	whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

•	any changes to or additional events of default or covenants;

•	the subordination, if any, of the debt securities and any changes to the subordination provisions of the Indenture; and

•	any other terms of the debt securities.
      This description of debt securities will be deemed modified, amended or supplemented by any description of any series of debt securities set forth in a prospectus supplement related to that series.
      The prospectus supplement also will describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

•	debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

•	debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

•	debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

•	variable rate debt securities that are exchangeable for fixed rate debt securities.
      At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.
      Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

      Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.
The Parent Guarantee
      Our payment obligations under any series of debt securities may be fully and unconditionally guaranteed by Sunoco Logistics Partners L.P., which will execute a notation of guarantee as further evidence of its guarantee. The applicable prospectus supplement will describe the terms of any guarantee by Sunoco Logistics Partners L.P.
      If a series of debt securities is so guaranteed, Sunoco Logistics Partners L.P.’s guarantee of the senior debt securities will be Sunoco Logistics Partners L.P.’s unsecured and unsubordinated general obligation, and will rank on a parity with all of Sunoco Logistics Partners L.P.’s other unsecured and unsubordinated indebtedness. If a series of subordinated debt securities is guaranteed by Sunoco Logistics Partners L.P., then the guarantee will be subordinated to the senior debt of Sunoco Logistics Partners L.P. to substantially the same extent as the series of subordinated debt securities is subordinated to our senior debt.
The Subsidiary Guarantees
      Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by the Subsidiary Guarantors. If a series of debt securities are so guaranteed, the Subsidiary Guarantors will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors.
      The obligations of each Subsidiary Guarantor under its guarantee of the debt securities will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under Federal or state law, after giving effect to:

•	all other contingent and fixed liabilities of the Subsidiary Guarantor; and

•	any collections from or payments made by or on behalf of any other Subsidiary Guarantors in respect of the obligations of the Subsidiary Guarantor under its guarantee.
      The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If we exercise our legal or covenant defeasance option with respect to debt securities of a particular series as described below in “Defeasance”, then any subsidiary guarantor will be released with respect to that series. Further, if no default has occurred and is continuing under the Indenture, and to the extent not otherwise prohibited by the Indenture, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

•	automatically upon any sale, exchange or transfer, whether by way of merger or otherwise, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

•	automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

•	following delivery of a written notice by us to the Trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money for a purchase money obligation or for a guarantee of either, except for any series of debt securities.
      If a series of debt securities is guaranteed by the Subsidiary Guarantors and is designated as subordinate to our Senior Indebtedness, then the guarantees by the Subsidiary Guarantors will be subordinated to the Senior Indebtedness of the Subsidiary Guarantors to substantially the same extent as the series is subordinated to our Senior Indebtedness. See “—Subordination.”

Specific Covenants
      The prospectus supplement applicable to any particular series of debt securities will contain a description of the important financial and other covenants that apply to us and our subsidiaries, added to the Indenture specifically for the benefit of holders of a particular series.

Reports
      The Indenture will contain the following covenant for the benefit of the holders of all series of debt securities:
      So long as any debt securities are outstanding, Sunoco Logistics Partners L.P. will:

•	for as long as it is required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it is required to file with the SEC, copies of the annual report and of the information, documents and other reports which it is required to file with the SEC pursuant to the Exchange Act;

•	if it is not required to file information with the SEC pursuant to the Exchange Act, file with the Trustee, within 15 days after it would have been required to file with the SEC, financial statements and a Management’s Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what it would have been required to file with the SEC had it been subject to the reporting requirements of the Exchange Act, unless the SEC will not accept such a filing; and

•	if it is required to furnish annual or quarterly reports to our unitholders pursuant to the Exchange Act, file with the Trustee any annual report or other reports sent to unitholders generally.
      A series of debt securities may contain additional financial and other covenants. The applicable prospectus supplement will contain a description of any such covenants that are added to the Indenture specifically for the benefit of holders of a particular series.
Events of Default, Remedies and Default

Events of Default
      Each of the following events will be an “Event of Default” under the Indenture with respect to a series of debt securities:

•	default in any payment of interest on any debt securities of that series when due that continues for 30 days;

•	default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

•	default in the payment of any sinking fund payment on any debt securities of that series when due;

•	failure by us or, if the series of debt securities is guaranteed by the Guarantor or any Subsidiary Guarantors, by such Guarantor or Subsidiary Guarantor, to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

•	certain events of bankruptcy, insolvency or reorganization of us or, if the series of debt securities is guaranteed by the Guarantor or any Subsidiary Guarantor, of the Guarantor and/or any such Subsidiary Guarantor; or

•	if the series of debt securities is guaranteed by the Guarantor and/or any Subsidiary Guarantor:

—	any of the guarantees ceases to be in full force and effect, except as otherwise provided in the Indenture;

—	any of the guarantees is declared null and void in a judicial proceeding; or

—	the Guarantor or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

Exercise of Remedies
      If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.
      A default under the fourth bullet point above will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and, if the series of debt securities is guaranteed by the Guarantor and/or any Subsidiary Guarantor, the Guarantor and any such Subsidiary Guarantor, of the default and such default is not cured within 60 days after receipt of notice.
      If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the Trustee or any holders.
      The holders of a majority in principal amount of the outstanding debt securities of a series may rescind any declaration of acceleration by the Trustee or the holders with respect to the debt securities of that series but only if:

•	rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

•	all existing Events of Default have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.
      If an Event of Default occurs and is continuing, the Trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium, if any, or interest when due, unless:

•	such holder has previously given the Trustee notice that an Event of Default with respect to that series is continuing;

•	holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the Trustee pursue the remedy;

•	such holders have offered the Trustee reasonable indemnity or security against any cost, liability or expense;

•	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.
      The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any right or power conferred on the Trustee with respect to that series of debt securities. The Trustee, however, may refuse to follow any direction that:

•	conflicts with law;

•	is inconsistent with any provision of the Indenture;

•	the Trustee determines is unduly prejudicial to the rights of any other holder;

•	would involve the Trustee in personal liability.

Notice of an Event of Default
      Within 30 days after the occurrence of any default (meaning an event that is, or after the notice or passage of time would be, an Event of Default,) or Event of Default, we are required to give written notice to the Trustee and indicate the status of the default or Event of Default and what action we are taking or propose to take to cure it. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year.
      If an Event of Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder a notice of the Event of Default by the later of 90 days after the Event of Default occurs or 30 days after the Trustee knows of the Event of Default. Except in the case of a default in the payment of principal, premium, if any, or interest with respect to any debt securities, the Trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the Trustee in good faith determines that withholding such notice is in the interests of the holders.
Amendments and Waivers
      We may amend the Indenture without the consent of any holder of debt securities to:

•	cure any ambiguity, omission, defect or inconsistency;

•	convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

•	provide for the assumption by a successor of our obligations under the Indenture;

•	add the Guarantor and/or any Subsidiary Guarantor with respect to the debt securities;

•	change or eliminate any restriction on the payment of principal of, or premium, if any, on, any debt securities;

•	secure the debt securities;

•	add covenants for the benefit of the holders or surrender any right or power conferred upon us, the Guarantor, or any Subsidiary Guarantor;

•	make any change that does not adversely affect the rights of any holder;

•	add or appoint a successor or separate Trustee;

•	comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

•	establish the form or terms of debt securities of any series to be issued under the Indenture.
      In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

•	reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

•	reduce the rate of or extend the time for payment of interest on any debt securities;

•	reduce the principal of or extend the stated maturity of any debt securities;

•	reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

•	make any debt securities payable in other than U.S. dollars;

•	impair the right of any holder to receive payment of premium, principal or interest with respect to such holder’s debt securities on or after the applicable due date;

•	impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder’s debt securities;

•	release any security that has been granted in respect of the debt securities, other than in accordance with the Indenture;

•	make any change in the amendment provisions which require each holder’s consent;

•	make any change in the waiver provisions; or

•	release the Guarantor, or any Subsidiary Guarantor, or modify the guarantee of the Guarantor or any Subsidiary Guarantor in any manner adverse to the holders.
      The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to all holders a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.
      The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the Trustee, may waive:

•	compliance by us, the Guarantor or a Subsidiary Guarantor with certain restrictive provisions of the Indenture; and

•	any past default or Event of Default under the Indenture, subject to certain rights of the Trustee under the Indenture;

•	except that such majority of holders may not waive a default:

•	in the payment of principal, premium or interest; or

•	in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that is affected.
Defeasance
      At any time, we may terminate, with respect to debt securities of a particular series, all our obligations under such series of debt securities and the Indenture, which we call a “legal defeasance.” If we decide to make a legal defeasance, however, we may not terminate our obligations:

•	relating to the defeasance trust;

•	to register the transfer or exchange of the debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities; or

•	to maintain a registrar and paying agent in respect of the debt securities.
      If we exercise our legal defeasance option, any guarantee will terminate with respect to that series of debt securities.
      At any time we may also effect a “covenant defeasance,” which means we have elected to terminate our obligations under:

•	covenants applicable to a series of debt securities, including any covenant that is added specifically for such series and is described in a prospectus supplement;

•	the bankruptcy provisions with respect to the Guarantor and any Subsidiary Guarantors; and

•	the guarantee provision described under “—Events of Default, Remedies and Notices— Events of Default” above with respect to a series of debt securities, if applicable, and any Events of Default that is added specifically for such series and described in a prospectus supplement.
      We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the defeased series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to a Subsidiary Guarantor (if any)) or sixth bullet points under “—Events of Default” above or an Event of Default that is added specifically for such series and described in a prospectus supplement.
      In order to exercise either defeasance option, we must:

•	irrevocably deposit in trust with the Trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be;

•	comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust; and

•	deliver to the Trustee of an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law.
      If we exercise either our legal defeasance option or our covenant defeasance option, any subsidiary guarantee will terminate with respect to the defeased series of debt securities.
No Personal Liability of General Partner
      Sunoco Logistics Partners GP LLC, our general partner, and its directors, officers, employees, incorporators and stockholders, as such, will not be liable for:

•	any of our obligations or the obligations of the Subsidiary Guarantors under the debt securities, the Indentures or the guarantees; or

•	any claim based on, in respect of, or by reason of, such obligations or their creation.
      By accepting a debt security, each holder will be deemed to have waived and released all such liability. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.
Subordination
      Debt securities of a series may be subordinated to our “Senior Indebtedness,” which we define generally to include any obligation created or assumed by us (or, if the series is guaranteed, the Guarantor and any Subsidiary Guarantors) for the repayment of borrowed money, purchase money obligation created or assumed by us, and any guarantee therefor, whether outstanding or hereafter issued, unless, by the terms of the instrument creating or evidencing such obligation, it is provided that such obligation is subordinate or not superior in right of payment to the debt securities (or, if the series is guaranteed, the guarantee of the Guarantor or any Subsidiary Guarantor), or to other obligations which are pari passu with or subordinated to the debt securities (or, if the series is guaranteed, the guarantee of the Guarantor or any Subsidiary Guarantor). Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of the Guarantor or any Subsidiary Guarantor that is designated as “Senior Indebtedness” with respect to the series.
      The holders of Senior Indebtedness of ours or, if applicable, the Guarantor or a Subsidiary Guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors’ assets, to creditors:

•	upon a liquidation or dissolution of us or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or

•	in a bankruptcy, receivership or similar proceeding relating to us or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.
      Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that the holders of subordinated debt securities may receive units representing limited partner interests and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.
      If we do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

•	make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

—	make any deposit for the purpose of defeasance of the subordinated debt securities; or

—	repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the Trustee in satisfaction of our sinking fund obligation,

•	unless, in either case,

—	the default has been cured or waived and any declaration of acceleration has been rescinded;

—	the Senior Indebtedness has been paid in full in cash; or

—	we and the Trustee receive written notice approving the payment from the representatives of each issue of “Designated Senior Indebtedness.”

      Generally, “Designated Senior Indebtedness” will include:

•	any specified issue of Senior Indebtedness of at least $100 million; and

•	any other Senior Indebtedness that we may designate in respect of any series of subordinated debt securities.
      During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Designated Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period called the “Payment Blockage Period.” A Payment Blockage Period will commence on the receipt by us and the Trustee of written notice of the default, called a “Blockage Notice,” from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and will end 179 days thereafter.
      The Payment Blockage Period may be terminated before its expiration:

•	by written notice from the person or persons who gave the Blockage Notice;

•	by repayment in full in cash of the Designated Senior Indebtedness with respect to which the Blockage Notice was given; or

•	if the default giving rise to the Payment Blockage Period is no longer continuing.
      Unless the holders of the Designated Senior Indebtedness have accelerated the maturity of the Designated Senior Indebtedness, we may resume payments on the subordinated debt securities after the expiration of the Payment Blockage Period.
      Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.
      After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.
      As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.
Book Entry, Delivery and Form
      We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or “DTC,” will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with or on behalf of DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.
      DTC advises us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the United States Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.
      DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.
      DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants’ accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.
      We will wire principal, premium, if any, and interest payments due on the global securities to DTC’s nominee. We, the Trustee and any paying agent will treat DTC’s nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.
      It is DTC’s current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.
      Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in “street name.” Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the Trustee or us.
      Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.
The Trustee
      We may appoint a separate trustee for any series of debt securities. We use the term “Trustee” to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own debt securities.
Governing Law
      The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES
Conflicts of Interest
      Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Sunoco, Inc., on the one hand, and us and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage the general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.
      Our partnership agreement contains provisions that allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. In effect, these provisions limit our general partner’s fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, the general partner will resolve that conflict. At the request of the general partner, a conflicts committee of the board of directors of the general partner will review conflicts of interest. Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered fair and reasonable to us. Any resolution is considered fair and reasonable to us if that resolution is:

•	approved by the conflicts committee, although no party is obligated to seek approval and the general partner may adopt a resolution or course of action that has not received approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.
      Unless the resolution is specifically provided for in our partnership agreement, when resolving a conflict, our general partner may consider:

•	the relative interests of the parties involved in the conflict or affected by the action;

•	any customary or accepted industry practices or historical dealings with a particular person or entity; and

•	generally accepted accounting practices or principles and other factors it considers relevant, if applicable.
      Conflicts of interest could arise in the situations described below, among others.
Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.
      The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

      In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by the general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner to receive distributions on any subordinated units held by it or the incentive distribution rights; or

•	hastening the expiration of the subordination period.
      For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.
      Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating partnership, or its operating subsidiaries, other than in connection with Sunoco, Inc’s centralized cash management program.
We do not have any officers or employees and rely solely on officers and employees of our general partner and its affiliates.
      Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of certain of the officers and employees who provide services to our general partner. With one exception, the officers of our general partner spend substantially all of their time managing our business and affairs. However, our general partner’s treasurer currently is required to devote time to the affairs of Sunoco, Inc. or its affiliates and is compensated by them for the services rendered to them.
We will reimburse the general partner and its affiliates for expenses.
      We will reimburse the general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that the general partner will determine the expenses that are allocable to us in any reasonable manner determined by the general partner in its sole discretion.
Our general partner intends to limit its liability regarding our obligations.
      Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against the general partner or its assets or any affiliate of the general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of the general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.
Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.
      Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.
Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.
      Our partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and the general partner and its affiliates are or will be the result of arm’s-length negotiations.
      All of these transactions entered into after the sale of the common units offered in this offering are to be on terms that are fair and reasonable to us.
      Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of the general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.
Common units are subject to our general partner’s limited call right.
      Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price.
We may not choose to retain separate counsel for ourselves or for the holders of common units.
      The attorneys, independent auditors, and others who perform services for us have been retained by our general partner. Attorneys, independent auditors, and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates.
      We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature and materiality of the conflict. Such conflicts may arise out of extraordinary transactions between us and Sunoco, Inc. or its affiliates, such as transfers of material assets or mergers or material amendments of our agreements with Sunoco, Inc. We do not intend to retain separate counsel in most cases.
Our general partner’s affiliates may compete with us.
      Our partnership agreement provides that the general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us and certain services the employees of our general partner are currently providing to Sunoco, Inc. and its affiliates. Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.
Fiduciary Responsibilities
      Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by the general partner to limited partners and the partnership.

      Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by the general partner. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement permits our general partner to make a number of decisions in its “sole discretion.” This entitles the general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that the general partner’s actions must be made in its reasonable discretion. These standards reduce the obligations to which the general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be “fair and reasonable” to us under the factors previously set forth. In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner will not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners, or assignees for errors of judgment or for any acts or omissions if the general partner and those other persons acted in good faith.

      In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.
      We must indemnify our general partner and its officers, directors, employees, affiliates, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the general partner or these other persons. We must provide this indemnification if our general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than the general partner) not opposed to, our best interests. We also must provide this indemnification for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests.

MATERIAL TAX CONSIDERATIONS
      This section is a summary of the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., special counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P.
      No attempt has been made in this section to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we recommend that you consult, and depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to you of an investment in, or the disposition of, our securities.
      All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel, and some are based on the accuracy of the representations we make.
      No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
      For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

(a) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership— Treatment of Short Sales”);

(b) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “—Disposition of Common Units— Allocations Between Transferors and Transferees”); and

(c) whether our method for depreciating Section 743 adjustments is sustainable (please read “—Tax Consequences of Unit Ownership— Section 754 Election”).
Partnership Status
      A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

      No ruling has been or will be sought from the IRS and the IRS has made no determination as to the status of Sunoco Logistics Partners L.P. as a partnership for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code, or any other matter affecting our prospective unitholders. Instead, we have relied on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Sunoco Logistics Partners L.P. has been, is, and will continue to be, classified as a partnership for federal income tax purposes.
      In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which counsel has relied are:

(a) Neither we nor the operating partnership has elected or will elect to be treated as a corporation; and

(b) Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P. have been and will be operated in accordance with applicable partnership statutes, the applicable partnership agreement and in the manner described in this prospectus;

(c) For each taxable year, more than 90% of our gross income has been and will be income that our counsel has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.
      Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and processing of crude oil, natural gas and products thereof and fertilizer. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that approximately five percent of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.
      If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.
      If Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P. were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our separate tax returns rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of Sunoco Logistics Partners L.P.’s current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.
      The remainder of this section is based on Vinson & Elkins L.L.P.’s opinion that Sunoco Logistics Partners L.P. and Sunoco Logistics Partners Operations L.P. will be classified as partnerships for federal income tax purposes.

Limited Partner Status
      Unitholders who have become limited partners of Sunoco Logistics Partners L.P. will be treated as partners of Sunoco Logistics Partners L.P. for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units,

(c) will be treated as partners of Sunoco Logistics Partners L.P. for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.
      A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “— Tax Consequences of Unit Ownership— Treatment of Short Sales.”
      Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in Sunoco Logistics Partners L.P. for federal income tax purposes.
Tax Consequences of Unit Ownership
      Flow-through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.
      Treatment of Distributions. Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years that are equal to the amount of that shortfall. Please read “—Limitations on Deductibility of Losses.”
      A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if that distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.”

      To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.
      Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units— Recognition of Gain or Loss.”
      Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder that is subject to the “at risk” rules (for example, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.
      In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.
      The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.
      A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.
      Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” The IRS has indicated

that net passive income from a publicly-traded partnership constitutes investment income for purposes of the limitations on the deductibility of investment interest. In addition, the unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

(a) interest on indebtedness properly allocable to property held for investment;

(b) our interest expense attributed to portfolio income; and

(c) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.
      The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.
      Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.
      Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.
      Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in our offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.
      An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity”, will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow and other nonliquidating distributions and rights of all the partners to distributions of capital upon liquidation.
      Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.
      Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

(a) any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

(b) any cash distributions received by the unitholder as to those units would be fully taxable; and

(c) all of these distributions would appear to be ordinary income.
      Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”
      Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.
      Tax Rates. In general, the highest effective United States federal income tax rate for individuals for 2003 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2003 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.
      Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.
      Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury regulations. Please read “—Uniformity of Units.”
      Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”
      A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.
      The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.
Tax Treatment of Operations
      Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”
      Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the general partner, its affiliates and our other unitholders as of that time. Please read “—Allocation of Income, Gain, Loss and Deduction.”
      To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.
      If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”
      The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which we may amortize, and as syndication expenses, which we may not amortize. The underwriting discounts and commissions we incur will be treated as syndication expenses.
      Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.
Disposition of Common Units
      Recognition of Gain or Loss. Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property he receives plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.
      Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.
      Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.
      The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury regulations.
      Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

(a) a short sale;

(b) an offsetting notional principal contract; or

(c) a futures or forward contract with respect to the partnership interest or substantially identical property.
      Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.
      Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.
      The use of this method may not be permitted under existing Treasury regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders to conform to a method permitted under future Treasury regulations.
      A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

      Notification Requirements. A purchaser of units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the unit that is allocated to our goodwill or going concern value.
      Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.
Uniformity of Units
      Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”
      We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6) which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors
      Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.
      Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.
      A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.
      Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. And, under rules applicable to publicly traded partnerships, we will withhold tax, at the highest effective rate applicable to individuals, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 or applicable substitute form in order to obtain credit for these withholding taxes.
      In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.
      Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.
Administrative Matters
      Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. Neither we nor counsel can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.
      The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.
      Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Sunoco Partners LLC as our Tax Matters Partner.
      The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.
      A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.
      Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) whether the beneficial owner is

(c) a person that is not a United States person,

(d) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(e) a tax-exempt entity;

(f) the amount and description of units held, acquired or transferred for the beneficial owner; and

(g) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
      Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

      Registration as a Tax Shelter. The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. The temporary Treasury regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.
Our tax shelter registration number is 02042000005.
Issuance of this registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.
      A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.
      Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.
      A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(a) for which there is, or was, “substantial authority,” or

(b) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.
      More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.
      A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations
      In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in 17 states, most of which impose income taxes. We may also own property or do business in other states in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. You may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. You will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and you may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Unit Ownership— Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.
      It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.
Tax Consequences of Ownership of Debt Securities
      A description of the material federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS
      An investment in us by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and restrictions imposed by Section 4975 of the Internal Revenue Code. As used herein, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. Please read “Tax Considerations—Tax-Exempt Organizations and Other Investors.” The person with investment discretion with respect to the assets of an employee benefit plan (a “fiduciary”) should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.
      Section 406 of ERISA and Section 4975 of the Internal Revenue Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.
      In addition to considering whether the purchase of limited partnership units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of such plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.
      The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under certain circumstances. Pursuant to these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an “Operating Partnership”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by our general partner, its affiliates and certain other persons) is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as governmental plans). Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c).
      Plan fiduciaries contemplating a purchase of limited partnership units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

PLAN OF DISTRIBUTION
      We may sell the securities being offered hereby directly to purchasers; through agents; through underwriters; and through dealers.
      We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.
      If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.
      If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.
      Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.
      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.
LEGAL
      Certain legal matters in connection with the securities will be passed upon by Vinson & Elkins L.L.P., Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.
EXPERTS
      The financial statements of Sunoco Logistics Partners L. P. and the parent-company-only balance sheet of Sunoco Partners LLC appearing in Sunoco Logistics Partners L.P.’s Annual Report on Form 10-K, for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such financial statements and parent-company-only balance sheet are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

1,500,000 Common Units
Representing Limited Partner Interests

Prospectus Supplement
August 4, 2005

Lehman Brothers
Citigroup
Stifel, Nicolaus & Company
       Incorporated